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13011289

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15869

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morgan Stanley & Co. LLC

OFFICIAL USE ONLY
FIRM I.D. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1585 Broadway
(No. and Street)

New York,	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sergio Lupetin (212) 276-2444
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center	New York,	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

We, Graeme McEvoy and Sergio Lupetin, affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to Morgan Stanley & Co. LLC and subsidiaries (the "Company") at and for the year ended December 31, 2012 are true and correct. We further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Graeme McEvoy
Managing Director

Sergio Lupetin
Managing Director

Subscribed to before me this
28th day of February 2013

Notary Public

IRAKLIS H. HATZINAS
NOTARY PUBLIC-STATE OF NEW YORK
No. 01HA6031766
Qualified in Queens County
Certificate Filed in New York County
My Commission Expires October 12, 2013

SEC
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MAR - 1 2013

Washington DC
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MORGAN STANLEY & CO. LLC
(SEC I.D. No. 8-15869)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2012 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Morgan Stanley & Co. LLC

We have audited the accompanying consolidated statement of financial condition of Morgan Stanley & Co. LLC and subsidiaries (the "Company") as of December 31, 2012, and the related notes (the "financial statement") that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Consolidated Financial Statement

Management is responsible for the preparation and fair presentation of this consolidated financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Morgan Stanley & Co. LLC and subsidiaries as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

February 26, 2013

MORGAN STANLEY & CO. LLC
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2012
(In thousands of dollars)

ASSETS

Cash and cash equivalents	$ 2,696,823
Cash deposited with clearing organizations or segregated under federal and other regulations or requirements	7,541,240
Financial instruments owned, at fair value (approximately $69,172,155 were pledged to various parties):	
U.S. government and agency securities	52,120,101
Other sovereign government obligations	8,587,365
Corporate and other debt ($52,094 related to consolidated variable interest entities, generally not available to the Company)	13,881,972
Corporate equities	12,898,992
Derivative contracts	2,598,297
Investments	140,533
Total financial instruments owned, at fair value	90,227,260
Securities received as collateral, at fair value	16,214,963
Securities purchased under agreements to resell (includes $620,568 at fair value)	101,162,772
Securities borrowed	115,095,741
Receivables:	
Customers (net of allowance for doubtful accounts)	15,554,447
Brokers, dealers and clearing organizations	5,239,918
Interest and dividends	397,649
Fees and other	7,714,128
Affiliates	658,316
Premises, equipment and software (net of accumulated depreciation and amortization of $1,181,059)	1,235,895
Goodwill	146,742
Other assets	5,180,530
Total assets	$ 369,066,424

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See Notes to Consolidated Statement of Financial Condition.

MORGAN STANLEY & CO. LLC
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2012
(In thousands of dollars)

LIABILITIES AND MEMBER'S EQUITY

Short-term borrowings:	
Affiliates	$ 8,278,660
Other (includes $317,372 at fair value)	341,463
Financial instruments sold, not yet purchased, at fair value:	
U.S. government and agency securities	18,779,458
Other sovereign government obligations	4,897,189
Corporate and other debt	2,983,607
Corporate equities	3,289,007
Derivative contracts	4,098,091
Total financial instruments sold, not yet purchased, at fair value	34,047,352
Obligation to return securities received as collateral, at fair value	18,184,243
Securities sold under agreements to repurchase (includes $363,715 at fair value)	147,695,752
Securities loaned	42,038,676
Other secured financings (includes $141,600 at fair value; $16,155 related to consolidated variable interest entities and are non-recourse to the Company)	2,648,253
Payables:	
Customers	84,731,644
Brokers, dealers and clearing organizations	2,828,175
Interest and dividends	276,404
Other liabilities and accrued expenses (includes $445,799 at fair value)	5,872,063
Total liabilities	346,942,685
Subordinated liabilities	10,025,000
Member's equity:	
Morgan Stanley & Co. LLC member's equity	12,558,859
Accumulated other comprehensive loss	(461,370)
Total Morgan Stanley & Co. LLC member's equity	12,097,489
Noncontrolling interest	1,250
Total member's equity	12,098,739
Total liabilities and member's equity	$ 369,066,424

See Notes to Consolidated Statement of Financial Condition.

Note 1 - Introduction and Basis of Presentation

The Company

Morgan Stanley & Co. LLC ("MS&Co."), together with its wholly owned subsidiaries (the "Company"), provides a wide variety of products and services to a large and diversified group of clients and customers, including corporations, governments, financial institutions and individuals. Its businesses include securities underwriting and distribution; financial advisory services, including advice on mergers and acquisitions, restructurings, real estate and project finance; sales, trading, financing and market-making activities in equity securities and related products, and fixed income securities and related products including foreign exchange and investment activities. The Company provides brokerage and investment advisory services covering various investment alternatives; financial and wealth planning services; annuity and insurance products; credit and other lending products; cash management; and retirement plan services.

MS&Co. and certain of its subsidiaries are registered with the Securities and Exchange Commission ("SEC") as broker-dealers. MS&Co. is also registered as a swap dealer and futures commission merchant with the Commodity Futures Trading Commission ("CFTC").

MS&Co. is a wholly owned subsidiary of Morgan Stanley Domestic Holdings, Inc ("MSDHI"). MSDHI is a wholly owned subsidiary of Morgan Stanley Capital Management, LLC, which is a wholly owned subsidiary of Morgan Stanley (the "Ultimate Parent").

Basis of Financial Information

The consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S."), which require the Company to make estimates and assumptions regarding the valuations of certain financial instruments, the valuation of goodwill, compensation, deferred tax assets, the outcome of litigation and tax matters, and other matters that affect the consolidated statement of financial condition and related disclosures. The Company believes that the estimates utilized in the preparation of the consolidated statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

At December 31, 2012, the Company's consolidated subsidiaries reported $113,784,297 of assets, $108,005,537 of liabilities and $5,778,760 of equity on a stand-alone basis.

All material intercompany balances and transactions with its subsidiaries have been eliminated.

The consolidated statement of financial condition includes the accounts of MS&Co., its wholly owned subsidiaries and other entities in which MS&Co. has a controlling financial interest, including certain variable interest entities ("VIEs") (see Note 6). For consolidated subsidiaries that are less than wholly owned, the third-party holdings of equity interests are referred to as noncontrolling interests. The portion of the members' equity of such subsidiaries is presented as Noncontrolling interest in the consolidated statement of financial condition.

For entities where (1) the total equity investment at risk is sufficient to enable the entity to finance its activities without additional support and (2) the equity holders bear the economic residual risks and returns of the entity and have the power to direct the activities of the entity that most significantly affect its economic performance, MS&Co. consolidates those entities it controls either through a majority voting interest or otherwise. For VIEs (i.e., entities that do not meet these criteria), MS&Co. consolidates those

entities where MS&Co. has the power to make the decisions that most significantly affect the economic performance of the VIE and has the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE, except for certain VIEs that are money market funds, investment companies or are entities qualifying for accounting purposes as investment companies. Generally, MS&Co. consolidates those entities when it absorbs a majority of the expected losses or a majority of the expected residual returns, or both, of the entities.

For investments in entities in which the Company does not have a controlling financial interest but has significant influence over operating and financial decisions, the Company generally applies the equity method of accounting.

Equity and partnership interests held by entities qualifying for accounting purposes as investment companies are carried at fair value.

Note 2 - Summary of Significant Accounting Policies

Financial Instruments and Fair Value

A significant portion of the Company's financial instruments is carried at fair value. A description of the Company's policies regarding fair value measurement and its application to these financial instruments follows.

Financial Instruments Measured at Fair Value

All of the instruments within Financial instruments owned and Financial instruments sold, not yet purchased, are measured at fair value, either through the fair value option election (discussed below) or as required by other accounting guidance. These financial instruments primarily represent the Company's trading and investment positions and include both cash and derivative products. Furthermore, Securities received as collateral and Obligation to return securities received as collateral are measured at fair value as required by other accounting guidance. Additionally, certain reverse repurchase agreements, certain repurchase agreements and certain Other secured financings are measured at fair value through the fair value option election.

The fair value of OTC financial instruments, including derivative contracts related to financial instruments and commodities, is presented in the accompanying consolidated statement of financial condition on a net-by-counterparty basis, when appropriate. Additionally, the Company nets the fair value of cash collateral paid or received against the fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting arrangement.

Fair Value Option

The fair value option permits the irrevocable fair value option election on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The Company applies the fair value option for certain repurchase agreements and reverse repurchase agreements, and certain other secured financings.

Fair Value Measurement – Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions other market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

- Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.
- Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
- Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the product. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3 of the fair value hierarchy.

The Company considers prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or Level 2 to Level 3 of the fair value hierarchy (see Note 4). In addition, a downturn in market conditions could lead to declines in the valuation of many instruments.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Valuation Techniques

Many cash instruments and OTC derivative contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that a party is willing to pay for an asset. Ask prices represent the lowest price that a party is willing to accept for an asset. For financial instruments whose inputs are based on bid-ask prices, the Company does not require that the fair value estimate always be a predetermined point in the bid-ask range. The Company's policy is to allow for mid-market pricing and to adjust to the point within the bid-ask range that meets the Company's best estimate of fair value. For

offsetting positions in the same financial instrument, the same price within the bid-ask spread is used to measure both the long and short positions.

Fair value for many cash instruments and OTC derivative contracts is derived using pricing models. Pricing models take into account the contract terms (including maturity) as well as multiple inputs, including, where applicable, commodity prices, equity prices, interest rate yield curves, credit curves, correlation, creditworthiness of the counterparty, creditworthiness of the Company, option volatility and currency rates. Where appropriate, valuation adjustments are made to account for various factors such as liquidity risk (bid-ask adjustments), credit quality, model uncertainty and concentration risk. Adjustments for liquidity risk adjust model-derived mid-market levels of Level 2 and Level 3 financial instruments for the bid-mid or mid-ask spread required to properly reflect the exit price of a risk position. Bid-mid and mid-ask spreads are marked to levels observed in trade activity, broker quotes or other external third-party data. Where these spreads are unobservable for the particular position in question, spreads are derived from observable levels of similar positions. The Company applies credit-related valuation adjustments to its OTC derivatives. For OTC derivatives, the impact of changes in both the Company's and the counterparty's credit standing is considered when measuring fair value. In determining the expected exposure, the Company simulates the distribution of the future exposure to a counterparty, then applies market-based default probabilities to the future exposure, leveraging external third-party credit default swap ("CDS") spread data. Where CDS spread data are unavailable for a specific counterparty, bond market spreads, CDS spread data based on the counterparty's credit rating or CDS spread data that reference a comparable counterparty may be utilized. The Company also considers collateral held and legally enforceable master netting agreements that mitigate the Company's exposure to each counterparty. Adjustments for model uncertainty are taken for positions whose underlying models are reliant on significant inputs that are neither directly nor indirectly observable, hence requiring reliance on established theoretical concepts in their derivation. These adjustments are derived by making assessments of the possible degree of variability using statistical approaches and market-based information where possible. The Company generally subjects all valuations and models to a review process initially and on a periodic basis thereafter.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

See Note 4 for a description of valuation techniques applied to the major categories of financial instruments measured at fair value.

Valuation Process

The Valuation Review Group ("VRG") within the Financial Control Group ("FCG") of the Ultimate Parent and its consolidated subsidiaries is responsible for the Company's fair value valuation policies, processes and procedures. VRG is independent of the business units and reports to the Chief Financial Officer of the Ultimate Parent and its consolidated subsidiaries ("CFO"), who has final authority over the valuation of the Company's financial instruments. VRG implements valuation control processes to validate the fair value of the Company's financial instruments measured at fair value including those derived from pricing models. These control processes are designed to assure that the values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, the control processes are designed to assure that the valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable.

The Company's control processes apply to financial instruments categorized in Level 1, Level 2 or Level 3 of the fair value hierarchy, unless otherwise noted. These control processes include:

Model Review. VRG, in conjunction with the Market Risk Department ("MRD") and, where appropriate, the Credit Risk Management Department, both of which report to the Chief Risk Officer of the Ultimate Parent and its consolidated subsidiaries ("Chief Risk Officer"), independently review valuation models' theoretical soundness, the appropriateness of the valuation methodology and calibration techniques developed by the business units using observable inputs. Where inputs are not observable, VRG reviews the appropriateness of the proposed valuation methodology to ensure it is consistent with how a market participant would arrive at the unobservable input. The valuation methodologies utilized in the absence of observable inputs may include extrapolation techniques and the use of comparable observable inputs. As part of the review, VRG develops a methodology to independently verify the fair value generated by the business unit's valuation models. Before trades are executed using new valuation models, those models are required to be independently reviewed. All of the Company's valuation models are subject to an independent annual VRG review.

Independent Price Verification. The business units are responsible for determining the fair value of financial instruments using approved valuation models and valuation methodologies. Generally on a monthly basis, VRG independently validates the fair values of financial instruments determined using valuation models by determining the appropriateness of the inputs used by the business units and by testing compliance with the documented valuation methodologies approved in the model review process described above.

VRG uses recently executed transactions, other observable market data such as exchange data, broker/dealer quotes, third-party pricing vendors and aggregation services for validating the fair values of financial instruments generated using valuation models. VRG assesses the external sources and their valuation methodologies to determine if the external providers meet the minimum standards expected of a third-party pricing source. Pricing data provided by approved external sources are evaluated using a number of approaches; for example, by corroborating the external sources' prices to executed trades, by analyzing the methodology and assumptions used by the external source to generate a price and/or by evaluating how active the third-party pricing source (or originating sources used by the third-party pricing source) is in the market. Based on this analysis, VRG generates a ranking of the observable market data to ensure that the highest-ranked market data source is used to validate the business unit's fair value of financial instruments.

For financial instruments categorized within Level 3 of the fair value hierarchy, VRG reviews the business unit's valuation techniques to ensure these are consistent with market participant assumptions.

The results of this independent price verification and any adjustments made by VRG to the fair value generated by the business units are presented to management, the CFO and the Chief Risk Officer on a regular basis.

Review of New Level 3 Transactions. VRG reviews the models and valuation methodology used to price all new material Level 3 transactions and both FCG and MRD management must approve the fair value of the trade that is initially recognized.

For further information on financial assets and liabilities that are measured at fair value on a recurring basis, see Note 4.

Income Taxes

The Company accounts for income tax expense (benefit) using the asset and liability method, under which recognition of deferred tax assets and related valuation allowance (recorded in Other assets) and liabilities for the expected future tax consequences of events that have been included in the statement of financial condition. Under this method, deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company recognizes net deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize deferred tax assets in the future in excess of their net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Uncertain tax positions are recorded on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments held for investment purposes with original maturities of three months or less.

Cash Deposited with Clearing Organizations or Segregated Under Federal and Other Regulations or Requirements

Cash deposited with clearing organizations or segregated under federal and other regulations or requirements include cash segregated in compliance with federal and other regulations and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts, as well as restricted cash.

Repurchase and Securities Lending Transactions

Securities borrowed or reverse repurchase agreements and securities loaned or repurchase agreements are treated as collateralized financings. Reverse repurchase agreements and repurchase agreements are carried on the consolidated statement of financial condition at the amounts of cash paid or received, plus accrued interest, except for certain repurchase agreements for which the Company has elected the fair value option (see Note 4). Where appropriate, transactions with the same counterparty are reported on a net basis. Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received.

Securitization Activities

The Company engages in securitization activities related to U.S. agency collateralized mortgage obligations and other types of financial assets (see Note 6). Such transfers of financial assets are generally accounted for as sales when the Company has relinquished control over the transferred assets and does

not consolidate the transferee. The gain or loss on sale of such financial assets depends, in part, on the previous carrying amount of the assets involved in the transfer (generally at fair value) and the sum of the proceeds and the fair value of the retained interests at the date of sale. Transfers that are not accounted for as sales are treated as secured financings ("failed sale").

Receivables and Payables – Customers

Receivables from customers (net of allowance for doubtful accounts) and payables to customers include amounts due on cash and margin transactions. Securities owned by customers, including those that collateralize margin or similar transactions, are not reflected on the consolidated statement of financial condition.

Receivables and Payables – Brokers, Dealers and Clearing Organizations

Receivables from brokers, dealers and clearing organizations include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date, margin deposits, commissions, and net receivables/payables arising from unsettled trades. Payables to brokers, dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date and payables to clearing organizations.

Premises, Equipment and Software

Premises and equipment consists of leasehold improvements, furniture, fixtures, computer and communications equipment, and software (externally purchased and developed for internal use). Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided by the straight-line method over the estimated useful life of the asset. Estimated useful lives are generally as follows: furniture and fixtures – 7 years and computer and communications equipment – 3 to 9 years. Estimated useful lives for software costs are generally 3 to 5 years.

Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or, where applicable, the remaining term of the lease, but generally not exceeding 25 years for building structural improvements and 15 years for other improvements.

Premises, equipment and software costs are tested for impairment whenever events or changes in circumstances suggest that an asset's carrying value may not be fully recoverable in accordance with current accounting guidance.

Customer Transactions

Customers' securities transactions are recorded on a settlement date basis with related commission revenues and expenses recorded on a trade date basis.

Translation of Foreign Currencies

Assets and liabilities of operations having non-U.S. dollar functional currencies are translated at year-end rates of exchange. Gains or losses resulting from translating foreign currency financial statements, net of hedge gains or losses and related tax effects, are reflected in Accumulated other comprehensive loss on the consolidated statement of financial condition.

Goodwill

Goodwill is not amortized and is reviewed annually (or more frequently when certain events or circumstances exist) for impairment.

Accounting Developments

Disclosures about Offsetting Assets and Liabilities. In December 2011, the Financial Accounting Standards Board ("FASB") issued an accounting update that creates new disclosure requirements requiring entities to disclose both gross and net information for derivatives and other financial instruments that are either offset in the statement of financial condition or subject to an enforceable master netting arrangement or similar arrangement.

In January 2013, the FASB issued an accounting update that clarified the intended scope of the new balance sheet offsetting disclosures to derivatives, repurchase agreements, and securities lending transactions to the extent that they are either offset in the financial statements or subject to an enforceable master netting arrangement or similar agreement.

These disclosure requirements are effective for the Company beginning on or after January 1, 2013. Since these amended principles require only additional disclosures concerning offsetting and related arrangements, adoption will not affect the Company's consolidated statement of financial condition.

Note 3 – Related Party Transactions

The Company has transactions with the Ultimate Parent and its affiliates, including the performance of administrative services and the execution of securities transactions, and obtains short-term funding as described in Note 8. Certain subordinated liabilities are transacted with the Ultimate Parent as described in Note 9.

Assets and receivables from affiliated companies at December 31, 2012 are comprised of:

Cash and cash equivalents	$ 354,499
Derivative contracts	223,570
Reverse repurchase agreements	33,569,417
Securities borrowed	23,349,635
Receivables - Customers	2,285,526
Receivables - Brokers, dealers and clearing organizations	297,049
Receivables - Interest and dividends	2,037
Receivables - Fees and other	4,796,861
Receivables - Affiliates	658,316
Other assets	4,815,841

Liabilities and payables to affiliated companies at December 31, 2012 are comprised of:

Short-term borrowings - Affiliates	$ 8,278,660
Short-term borrowings - Other	317,372
Derivative contracts	608,126
Repurchase agreements	74,013,684
Securities loaned	24,359,935
Payables - Customers	13,531,291
Payables - Brokers, dealers and clearing organizations	1,286,324
Payables - Interest and dividends	4,486
Other liabilities and accrued expenses	538,915
Subordinated liabilities	10,000,000

Morgan Stanley Alpha Holdings LLC, which is a subsidiary of MS&Co., completed the purchase of an additional 14% stake in the Wealth Management Joint Venture from Citigroup Inc. on September 17, 2012 for $1.89 billion. The Ultimate Parent provided an equity infusion for $1.89 billion into Morgan Stanley Alpha Holdings LLC to fund the purchase.

Note 4 – Fair Value Disclosures

Fair Value Measurements

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

U.S. Government and Agency Securities

U.S. Treasury Securities

U.S. Treasury securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. Treasury securities are generally categorized in Level 1 of the fair value hierarchy.

U.S. Agency Securities

U.S. agency securities are composed of three main categories consisting of agency-issued debt, agency mortgage pass-through pool securities and collateralized mortgage obligations. Non-callable agency-issued debt securities are generally valued using quoted market prices. Callable agency-issued debt securities are valued by benchmarking model-derived prices to quoted market prices and trade data for identical or comparable securities. The fair value of agency mortgage pass-through pool securities is model-driven based on spreads of the comparable To-be-announced ("TBA") security. Collateralized mortgage obligations are valued using quoted market prices and trade data adjusted by subsequent changes in related indices for identical or comparable securities. Actively traded non-callable agency-issued debt securities are generally categorized in Level 1 of the fair value hierarchy. Callable agency-issued debt securities, agency mortgage pass-through pool securities and collateralized mortgage obligations are generally categorized in Level 2 of the fair value hierarchy.

Other Sovereign Government Obligations

Foreign sovereign government obligations are valued using quoted prices in active markets when available. These bonds are generally categorized in Level 1 of the fair value hierarchy. If the market is less active or prices are dispersed, these bonds are categorized in Level 2 of the fair value hierarchy.

Corporate and Other Debt

State and Municipal Securities

The fair value of state and municipal securities is determined using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond or credit default swap spreads and volatility. These bonds are generally categorized in Level 2 of the fair value hierarchy.

Residential Mortgage-Backed Securities ("RMBS"), Commercial Mortgage-Backed Securities ("CMBS") and other Asset-Backed Securities ("ABS")

RMBS, CMBS and other ABS may be valued based on price or spread data obtained from observed transactions or independent external parties such as vendors or brokers. When position-specific external price data are not observable, the fair value determination may require benchmarking to similar instruments and/or analyzing expected credit losses, default and recovery rates. In evaluating the fair value of each security, the Company considers security collateral-specific attributes including payment priority, credit enhancement levels, type of collateral, delinquency rates and loss severity. In addition, for RMBS borrowers, Fair Isaac Corporation ("FICO") scores and the level of documentation for the loan are also considered. Market standard models, such as Intex, Trepp or others, may be deployed to model the specific collateral composition and cash flow structure of each transaction. Key inputs to these models are market spreads, forecasted credit losses, default and prepayment rates for each asset category. Valuation levels of RMBS and CMBS indices are also used as an additional data point for benchmarking purposes or to price outright index positions.

RMBS, CMBS and other ABS are generally categorized in Level 2 of the fair value hierarchy. If external prices or significant spread inputs are unobservable or if the comparability assessment involves significant subjectivity related to property type differences, cash flows, performance and other inputs, then RMBS, CMBS and other ABS are categorized in Level 3 of the fair value hierarchy.

Corporate Bonds

The fair value of corporate bonds is determined using recently executed transactions, market price quotations (where observable), bond spreads or credit default swap spreads obtained from independent external parties such as vendors and brokers adjusted for any basis difference between cash and derivative instruments. The spread data used are for the same maturity as the bond. If the spread data do not reference the issuer, then data that reference a comparable issuer are used. When position-specific external price data are not observable, fair value is determined based on either benchmarking to similar instruments or cash flow models with yield curves, bond or single-name credit default swap spreads and recovery rates as significant inputs. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy; in instances where prices, spreads or any of the other aforementioned key inputs are unobservable, they are categorized in Level 3 of the fair value hierarchy.

Collateralized Debt Obligations ("CDO")

The Company holds cash CDOs that typically reference a tranche of an underlying synthetic portfolio of single name credit default swaps collateralized by corporate bonds ("credit-linked notes") or cash portfolio of asset-backed securities ("asset-backed CDOs"). Credit correlation, a primary input used to determine the fair value of credit-linked notes, is usually unobservable and derived using a benchmarking technique. The other credit-linked note model inputs such as credit spreads, including collateral spreads, and interest rates are typically observable. Asset-backed CDOs are valued based on an evaluation of the market and model input parameters sourced from similar positions as indicated by primary and secondary market activity. Each asset-backed CDO position is evaluated independently taking into consideration available comparable market levels, underlying collateral performance and pricing, and deal structures, as well as liquidity. Cash CDOs are categorized in Level 2 of the fair value hierarchy when either the credit correlation input is insignificant or comparable market transactions are observable. In instances where the credit correlation input is deemed to be significant or comparable market transactions are unobservable, cash CDOs are categorized in Level 3 of the fair value hierarchy.

Loans and Lending Commitments

The fair value of corporate loans is determined using recently executed transactions, market price quotations (where observable), implied yields from comparable debt, and market observable credit default swap spread levels obtained from independent external parties such as vendors and brokers adjusted for any basis difference between cash and derivative instruments, along with proprietary valuation models and default recovery analysis where such transactions and quotations are unobservable. The fair value of contingent corporate lending commitments is determined by using executed transactions on comparable loans and the anticipated market price based on pricing indications from syndicate banks and customers. The valuation of loans and lending commitments also takes into account fee income that is considered an attribute of the contract. Corporate loans and lending commitments are categorized in Level 2 of the fair value hierarchy except in instances where prices or significant spread inputs are unobservable, in which case they are categorized in Level 3 of the fair value hierarchy. Corporate loans and lending commitments are presented within Loans and lending commitments in the fair value hierarchy table.

Corporate Equities

Exchange-Traded Equity Securities

Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in Level 1 of the fair value hierarchy; otherwise, they are categorized in Level 2 or Level 3 of the fair value hierarchy.

Unlisted Equity Securities

Unlisted equity securities are valued based on an assessment of each underlying security, considering rounds of financing and third-party transactions, discounted cash flow analyses and market-based information, including comparable company transactions, trading multiples and changes in market outlook, among other factors. These securities are generally categorized in Level 3 of the fair value hierarchy.

Fund Units

Listed fund units are generally marked to the exchange-traded price or net asset value ("NAV") and are categorized in Level 1 of the fair value hierarchy if actively traded on an exchange or in Level 2 of the fair value hierarchy if trading is not active. Unlisted fund units are generally marked to NAV and categorized as Level 2; however, positions which are not redeemable at the measurement date or in the near future are categorized in Level 3 of the fair value hierarchy.

Derivative Contracts

Listed Derivative Contracts

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. Listed derivatives that are not actively traded are valued using the same approaches as those applied to OTC derivatives; they are generally categorized in Level 2 of the fair value hierarchy.

OTC Derivative Contracts

OTC derivative contracts include forward, swap and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices or commodity prices.

Depending on the product and the terms of the transaction, the fair value of OTC derivative products can be either observed or modeled using a series of techniques and model inputs from comparable benchmarks, including closed-form analytic formulas, such as the Black-Scholes option-pricing model, and simulation models or a combination thereof. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgment, and the pricing inputs are observed from actively quoted markets, as is the case for generic interest rate swaps, certain option contracts and certain credit default swaps. In the case of more established derivative products, the pricing models used by the Company are widely accepted by the financial services industry. A substantial majority of OTC derivative products valued by the Company using pricing models fall into this category and are categorized in Level 2 of the fair value hierarchy; otherwise, they are categorized in Level 3 of the fair value hierarchy.

For further information on derivative instruments, see Note 10.

Investments

The Company's investments include direct investments in equity securities as well as investments in private equity funds and hedge funds. Initially, the transaction price is generally considered by the Company as the exit price and is the Company's best estimate of fair value.

After initial recognition, in determining the fair value of non-exchange-traded externally managed funds, the Company generally considers the NAV of the fund provided by the fund manager to be the best estimate of fair value. For non-exchange-traded investments held directly, fair value after initial recognition is based on an assessment of each underlying investment, considering rounds of financing and third-party transactions, discounted cash flow analyses and market-based information, including comparable company transactions, trading multiples and changes in market outlook, among other factors. Exchange-traded direct equity investments are generally valued based on quoted prices from the exchange.

Exchange-traded direct equity investments that are actively traded are categorized in Level 1 of the fair value hierarchy. Non-exchange-traded direct equity investments and investments in private equity funds are generally categorized in Level 3 of the fair value hierarchy. Investments in hedge funds that are redeemable at the measurement date or in the near future are categorized in Level 2 of the fair value hierarchy; otherwise, they are categorized in Level 3 of the fair value hierarchy.

Other Short-term Borrowings and Other liabilities

Other short-term borrowings and Other liabilities include hybrid financial instruments with embedded derivatives. See the Derivative Contracts section above for a description of the valuation technique applied to the Company's Other short-term borrowings and Other liabilities.

Reverse Repurchase Agreements and Repurchase Agreements

The fair value of a reverse repurchase agreement or repurchase agreement is computed using a standard cash flow discounting methodology. The inputs to the valuation include contractual cash flows and collateral funding spreads, which are estimated using various benchmarks, interest rate yield curves and option volatilities. In instances where the unobservable inputs are deemed significant, reverse repurchase agreements and repurchase agreements are categorized in Level 3 of the fair value hierarchy; otherwise, they are categorized in Level 2 of the fair value hierarchy.

The following fair value hierarchy table presents information about the Company's assets and liabilities measured at fair value on a recurring basis at December 31, 2012. See Note 2 for a discussion of the Company's policies regarding the fair value hierarchy.

Assets and Liabilities Measured at Fair Value on a Recurring Basis at December 31, 2012

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Counter-party and Cash Collateral Netting	Balance at December 31, 2012
Assets:					
Financial instruments owned:					
U.S. government and agency securities:					
U.S. Treasury securities	$ 23,037,114	$ -	$ -	$ -	$ 23,037,114
U.S. agency securities	1,450,859	27,632,128	-	-	29,082,987
Total U.S. government and agency securities	24,487,973	27,632,128	-	-	52,120,101
Other sovereign government obligations	7,833,247	750,792	3,326	-	8,587,365
Corporate and other debt:					
State and municipal securities	-	1,088,421	-	-	1,088,421
Residential mortgage-backed securities	-	1,147,777	34,312	-	1,182,089
Commercial mortgage-backed securities	-	1,139,248	138,263	-	1,277,511
Asset-backed securities	-	872,713	116	-	872,829
Corporate bonds	-	6,908,842	155,003	-	7,063,845
Collateralized debt obligations	-	500,303	1,800,786	-	2,301,089
Loans and lending commitments	-	10,343	8,185	-	18,528
Other debt	-	77,109	551	-	77,660
Total corporate and other debt	-	11,744,756	2,137,216	-	13,881,972
Corporate equities[1]	12,510,071	326,699	62,222	-	12,898,992
Derivative contracts:					
Interest rate contracts	369,636	19,690	23,721	-	413,047
Credit contracts	-	1,418,458	-	-	1,418,458
Foreign exchange contracts	-	12,344,530	1,038	-	12,345,568
Equity contracts	297,401	4,644,754	74,563	-	5,016,718
Commodity contracts	-	37,248	180	-	37,428
Other	-	1,710	-	-	1,710
Netting[2]	(434,709)	(15,063,524)	(74,276)	(1,062,123)	(16,634,632)
Total derivative contracts	232,328	3,402,866	25,226	(1,062,123)	2,598,297
Investments	-	34,355	106,178	-	140,533
Total financial instruments owned	$ 45,063,619	$ 43,891,596	$ 2,334,168	$ (1,062,123)	$ 90,227,260
Securities received as collateral	16,189,664	25,295	4	-	16,214,963
Securities purchased under agreements to resell	-	620,568	-	-	620,568

(1) The Company holds or sells short for trading purposes equity securities issued by entities in diverse industries and of varying size.

(2) For positions with the same counterparty that cross over the levels of the fair value hierarchy, both counterparty netting and cash collateral netting are included in the column titled "Counterparty and Cash Collateral Netting." For contracts with the same counterparty, counterparty netting among positions classified within the same level is included within that level. For further information on derivative instruments, see Note 10.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Counter-party and Cash Collateral Netting	Balance at December 31, 2012
Liabilities:					
Short-term borrowings - Other	$ -	$ 317,372	$ -	$ -	$ 317,372
Financial instruments sold, not yet purchased:					
U.S. government and agency securities:					
U.S. Treasury securities	17,279,529	-	-	-	17,279,529
U.S. agency securities	1,393,755	106,174	-	-	1,499,929
Total U.S. government and agency securities	18,673,284	106,174	-	-	18,779,458
Other sovereign government obligations	4,234,051	662,808	330	-	4,897,189
Corporate and other debt:					
Corporate bonds	-	2,970,230	1,335	-	2,971,565
Collateralized debt obligations	-	4,401	-	-	4,401
Other debt	-	1,058	6,583	-	7,641
Total corporate and other debt	-	2,975,689	7,918	-	2,983,607
Corporate equities[1]	3,274,882	12,913	1,212	-	3,289,007
Derivative contracts:					
Interest rate contracts	403,389	626,793	-	-	1,030,182
Credit contracts	-	926,049	-	-	926,049
Foreign exchange contracts	-	12,544,826	-	-	12,544,826
Equity contracts	291,102	6,124,877	131,294	-	6,547,273
Commodity contracts	-	37,248	180	-	37,428
Other	-	918	-	-	918
Netting[2]	(434,709)	(15,063,524)	(74,276)	(1,416,076)	(16,988,585)
Total derivative contracts	259,782	5,197,187	57,198	(1,416,076)	4,098,091
Total financial instruments sold, not yet purchased	$ 26,441,999	$ 8,954,771	$ 66,658	$ (1,416,076)	$ 34,047,352
Obligation to return securities received as collateral	18,158,411	25,828	4	-	18,184,243
Securities sold under agreements to repurchase	-	212,491	151,224	-	363,715
Other secured financings	-	141,600	-	-	141,600
Other liabilities	-	445,799	-	-	445,799

(1) The Company holds or sells short for trading purposes equity securities issued by entities in diverse industries and of varying size.

(2) For positions with the same counterparty that cross over the levels of the fair value hierarchy, both counterparty netting and cash collateral netting are included in the column titled "Counterparty and Cash Collateral Netting." For contracts with the same counterparty, counterparty netting among positions classified within the same level is included within that level. For further information on derivative instruments, see Note 10.

Transfers Between Fair Value Hierarchy Levels

For assets and liabilities that were transferred between the fair value hierarchy levels during 2012, fair values are ascribed as if the assets or liabilities had been transferred as of January 1, 2012.

Financial instruments owned—U.S. government and agency securities and Financial instruments sold, not yet purchased— U.S. government and agency securities. During 2012, the Company reclassified approximately $339,660 of U.S. government and agency securities assets from Level 1 to Level 2 as transactions in these securities did not occur with sufficient frequency and volume to constitute an active market.

The Company also reclassified approximately $179,892 of U.S. government and agency securities assets and approximately $31,429 of U.S. government and agency securities liabilities from Level 2 to Level 1 as transactions in these securities occurred with sufficient frequency and volume to constitute an active market.

Financial instruments owned—Corporate equities. During 2012, the Company reclassified approximately $49,769 of Corporate equities from Level 1 to Level 2 as transactions in these securities did not occur with sufficient frequency and volume to constitute an active market.

Financial instruments owned—Derivative contracts and Financial instruments sold, not yet purchased—Derivative contracts. During 2012, the Company reclassified approximately $101,304 of derivative assets and approximately $165,590 of derivative liabilities from Level 1 to Level 2 as transactions in these contracts did not occur with sufficient frequency and volume to constitute an active market.

The Company also reclassified approximately $303,774 of derivative assets and approximately $500,060 of derivative liabilities from Level 2 to Level 1 as transactions in these contracts occurred with more frequency and volume to constitute an active market.

During 2012, the Company reclassified approximately $207,084 of certain equity contracts from Level 3 to Level 2. The Company reclassified these contracts as external prices and/or spread inputs for these instruments became observable.

Financial instruments owned-Corporate and other debt. During 2012, the Company reclassified approximately $144,537 of certain Corporate and other debt, primarily RMBSs and CDOs, from Level 3 to Level 2. The Company reclassified these RMBSs and CDOs as external prices and/or spread inputs for these instruments became observable and certain unobservable inputs were deemed insignificant to the overall measurement.

Securities sold under agreements to repurchase. During 2012, the Company reclassified approximately $202,397 of certain Securities sold under agreements to repurchase from Level 3 to Level 2 as the inputs for the underlying collateral became observable.

Quantitative Information about and Sensitivity of Significant Unobservable Inputs Used in Recurring Level 3 Fair Value Measurements at December 31, 2012

The disclosures below provide information on the valuation techniques, significant unobservable inputs and their ranges for each major category of assets and liabilities measured at fair value on a recurring basis with a significant Level 3 balance. The level of aggregation and breadth of products cause the range of inputs to be wide and not evenly distributed across the inventory. Further, the range of unobservable inputs may differ across firms in the financial services industry because of diversity in the types of products included in each firm's inventory. The disclosures below also include qualitative information on the sensitivity of the fair value measurements to changes in the significant unobservable inputs.

	Balance at December 31, 2012	Valuation Technique(s)	Significant Unobservable Input(s) / Sensitivity of the Fair Value to Changes in the Unobservable Inputs	Range [1]
Assets				
Financial instruments owned:				
Corporate and other debt:				
Residential mortgage-backed securities	$ 34,312	Comparable pricing[2]	Comparable bond price / (A)	65 to 97 points
Commercial mortgage-backed securities	138,263	Comparable pricing[2]	Comparable bond price / (A)	51 to 100 points
Corporate bonds	155,003	Comparable pricing[2]	Comparable bond price / (A)	0 to 126 points
		Discounted cash flow	Discount rate / (C)	15% to 16%
Collateralized debt obligations	1,800,786	Comparable pricing[2]	Comparable bond price / (A)	15 to 88 points
		Correlation model	Credit correlation / (B)	15% to 40%
Corporate equities[3]	62,222	Market approach	Earnings before interest, taxes, depreciation and amortization ("EBITDA") multiple / (A)	6 times
		Comparable pricing[2]	Comparable equity price / (A) (D)	$0 to $205
			Comparable price / (A)(D)	35 to 66 points
		Net asset value	Discount to net asset value / (C)	0% to 37%
Net derivative contracts:				
Interest rate contracts	23,721	Option model	Interest rate volatility skew (A)	12% to 93%
Equity contracts[4]	(56,731)	Option model	At the money volatility / (C)(D)	18% to 60%
			Volatility skew / (C)(D)	-8% to 0%
Investments[3]	94,863	Market approach	EBITDA multiple / (A)	6 to 11 times

	Balance at December 31, 2012	Valuation Technique(s)	Significant Unobservable Input(s) / Sensitivity of the Fair Value to Changes in the Unobservable Inputs	Range (1)
Liabilities				
Securities sold under agreements to repurchase	$ 151,224	Discounted cash flow	Funding spread / (A)	110 to 184 basis points

(1) The ranges of significant unobservable inputs are represented in points, percentages, basis points, dollars or times. Points are a percentage of par; for example, 65 points would be 65% of par. A basis point equals 1/100th of 1%; for example, 110 basis points would equal 1.10%.

(2) Prices for the identical instrument are not available and significant subjectivity may be involved when fair value is determined using pricing data available for comparable instruments.

(3) Investments in funds measured using an unadjusted net asset value are excluded.

(4) Includes derivative contracts with multiple risks (i.e. hybrid products).

Sensitivity of the fair value to changes in the unobservable inputs:

(A) Significant increase (decrease) in the unobservable input in isolation would result in a significantly higher (lower) fair value measurement.

(B) Significant changes in credit correlation may result in a significantly higher or lower fair value measurement. Increasing (decreasing) correlation drives a redistribution of risk within the capital structure such that junior tranches become less (more) risky and senior tranches become more (less) risky.

(C) Significant increase (decrease) in the unobservable input in isolation would result in a significantly lower (higher) fair value measurement.

(D) There are no predictable relationships between the significant unobservable inputs.

Fair Value of Investments that Calculate NAV

The following table presents information solely about the Company's investments in private equity funds and hedge funds measured at fair value based on NAV at December 31, 2012. There were no unfunded commitments at December 31, 2012.

	Fair Value
Private equity funds	$ 11,315
Hedge funds[1]:	
Long-short equity hedge funds	8,689
Multi-strategy hedge funds	25,610
Total	$ 45,614

(1) Long -short equity hedge funds and multi-strategy hedge funds are redeemable at least on a quarterly basis. The notice period for both long-short equity hedge funds and multi-strategy hedge funds is primarily within 90 days.

Private Equity Funds

Amount includes several private equity funds that pursue multiple strategies including leveraged buyouts, venture capital, infrastructure growth capital, distressed investments and mezzanine capital. In addition, the funds may be structured with a focus on specific domestic or foreign geographic regions. These investments are generally not redeemable with the funds. Instead, the nature of the investments in this category is that distributions are received through the liquidation of the underlying assets of the fund. At December 31, 2012, it is estimated that 100% of the fair value of the funds will be liquidated within the next 5 years.

Hedge Funds

Investments in hedge funds may be subject to initial period lock-up restrictions or gates. A hedge fund lock-up provision is a provision that provides that, during a certain initial period, an investor may not make a withdrawal from the fund. The purpose of a gate is to restrict the level of redemptions that an investor in a particular hedge fund can demand on any redemption date.

Long-short Equity Hedge Funds

Amount includes investments in hedge funds that invest, long or short, in equities. Equity value and growth hedge funds purchase stocks perceived to be undervalued and sell stocks perceived to be overvalued. None of the investments in this category can be redeemed currently because the investments include certain initial period lock-up restrictions. The restriction period for 100% of these investments subject to lock-up restrictions ranged from two to three years at December 31, 2012.

Multi-strategy Hedge Funds

Amount includes investments in hedge funds that pursue multiple strategies to realize short and long-term gains. Management of the hedge funds has the ability to overweight or underweight different strategies to best capitalize on current investment opportunities. At December 31, 2012, none of the investments in this category are subject to initial period lock-up restrictions or exit restrictions.

Financial Instruments Not Measured at Fair Value

The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments that are not measured at fair value in the consolidated statement of financial condition. The table below excludes certain financial instruments such as equity method investments and all non-financial assets and liabilities.

The carrying value of cash and cash equivalents, including other short-term financial instruments such as reverse repurchase agreements, Securities borrowed, repurchase agreements, Securities loaned, certain receivables and payables arising in the ordinary course of business, certain short-term borrowings and Other secured financings approximate fair value because of the relatively short period of time between their origination and expected maturity.

For longer-dated reverse repurchase agreements, Securities borrowed, repurchase agreements, Securities loaned and Other secured financings, fair value is determined using a standard cash flow discounting methodology. The inputs to the valuation include contractual cash flows and collateral funding spreads, which are estimated using various benchmarks and interest rate yield curves.

The fair value of Subordinated liabilities is generally determined based on transactional data or third party pricing for identical or comparable instruments, when available. Where position-specific external prices are not observable, fair value is determined based on current interest rates and credit spreads for debt instruments with similar terms and maturity.

Financial Instruments Not Measured At Fair Value at December 31, 2012

	At December 31, 2012		Fair Value Measurements using:		
	Carrying Value	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets:					
Cash and cash equivalents	$ 2,696,823	$ 2,696,823	$ 2,696,823	$ -	$ -
Cash deposited with clearing organizations or segregated under federal and other regulations or requirements	7,541,240	7,541,240	7,541,240	-	-
Securities purchased under agreements to resell	100,542,204	100,556,599	-	99,529,648	1,026,951
Securities borrowed	115,095,741	115,093,724	-	115,092,521	1,203
Receivables: [1]					
Customers	15,554,447	15,554,447	-	15,554,447	-
Brokers, dealers and clearing organizations	5,239,918	5,239,918	-	5,239,918	-
Fees and other	7,714,128	7,714,128	-	7,714,128	-
Affiliates	658,316	658,316	-	658,316	-
Financial Liabilities:					
Short-term borrowings:					
Affiliates	$ 8,278,660	$ 8,278,660	$ -	$ 8,278,660	$ -
Other	24,091	24,091	-	24,091	-
Securities sold under agreements to repurchase	147,332,037	147,419,524	-	142,133,823	5,285,701
Securities loaned	42,038,676	42,034,802	-	42,034,802	-
Other secured financings	2,506,653	2,507,523	-	2,507,523	-
Payables:[1]					
Customers	84,731,644	84,731,644	-	84,731,644	-
Brokers, dealers and clearing organizations	2,828,175	2,828,175	-	2,828,175	-
Subordinated liabilities	10,025,000	9,933,683	-	9,933,683	-

(1) Accrued interest and dividend receivables and payables where carrying value approximates fair value have been excluded.

Note 5 - Collateralized Transactions

The Company enters into reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions to, among other things, acquire securities to cover short positions and settle other securities obligations, to accommodate customers' needs and to finance the Company's inventory positions. The Company's policy is generally to take possession of Securities received as collateral, Securities purchased under agreements to resell and Securities borrowed. The Company manages credit exposure arising from reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions by, in appropriate circumstances, entering into master netting agreements and collateral arrangements with counterparties that provide the Company, in the event of a customer default, the right to liquidate collateral and the right to offset a counterparty's rights and obligations. The Company also monitors the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and, as necessary, requests additional collateral to ensure such transactions are adequately collateralized. Where deemed appropriate, the Company's agreements with third parties specify its rights to request additional collateral.

The Company also engages in securities financing transactions for customers through margin lending. Under these agreements and transactions, the Company receives collateral, including U.S. government and agency securities, other sovereign government obligations, corporate and other debt, and corporate equities. Customer receivables generated from margin lending activity are collateralized by customer-owned securities held by the Company. The Company monitors required margin levels and established credit limits daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary. Margin loans are extended on a demand basis and are not committed facilities. Factors considered in the review of margin loans are the amount of the loan, the intended purpose, the degree of leverage being employed in the account, and overall evaluation of the portfolio to ensure proper diversification or, in the case of concentrated positions, appropriate liquidity of the underlying collateral or potential hedging strategies to reduce risk. Additionally, transactions relating to concentrated or restricted positions require a review of any legal impediments to liquidation of the underlying collateral. Underlying collateral for margin loans is reviewed with respect to the liquidity of the proposed collateral positions, valuation of securities, historic trading range, volatility analysis and an evaluation of industry concentrations. For these transactions, adherence to the Company's collateral policies significantly limits the Company's credit exposure in the event of customer default. The Company may request additional margin collateral from customers, if appropriate, and, if necessary, may sell securities that have not been paid for or purchase securities sold but not delivered from customers.

Other secured financings include the liabilities related to transfers of financial assets that are accounted for as financings rather than sales, consolidated VIEs where the Company is deemed to be the primary beneficiary, and certain equity-linked notes and other secured borrowings. These liabilities are generally payable from the cash flows of the related assets accounted for as Financial instruments owned (see Note 6).

The Company pledges its financial instruments owned to collateralize repurchase agreements and other securities financings. Pledged financial instruments that can be sold or repledged by the secured party are identified as Financial instruments owned (pledged to various parties) in the consolidated statement of financial condition. The carrying value and classification of financial instruments owned by the Company that have been loaned or pledged to counterparties where those counterparties do not have the right to sell or repledge the collateral as of December 31, 2012 were as follows:

Financial instruments owned:	
U.S. government and agency securities	$ 15,136,062
Corporate and other debt	8,780,945
Corporate equities	23,333,502
Total	$ 47,250,509

The Company receives collateral in the form of securities in connection with reverse repurchase agreements, securities borrowed and derivative transactions, and customer margin loans. In many cases, the Company is permitted to sell or repledge these securities held as collateral and use the securities to secure repurchase agreements, to enter into securities lending and derivative transactions or for delivery to counterparties to cover short positions. The Company additionally receives securities as collateral in connection with certain securities-for-securities transactions in which the Company is the lender. In instances where the Company is permitted to sell or repledge these securities, the Company reports the fair value of the collateral received and the related obligation to return the collateral in the consolidated statement of financial condition. As of December 31, 2012, the fair value of financial instruments received as collateral where the Company is permitted to sell or repledge the securities was $382,775,139 and the fair value of the portion that had been sold or repledged was $286,793,976.

The Company is subject to concentration risk by holding large positions in certain types of securities or commitments to purchase securities of a single issuer, including sovereign governments and other entities, issuers located in a particular country or geographic area, public and private issuers involving developing countries, or issuers engaged in a particular industry. Financial instruments owned by the Company include U.S. government and agency securities, which, in the aggregate, represented approximately 14% of the Company's total assets as of December 31, 2012. In addition, substantially all of the collateral held by the Company for reverse repurchase agreements or bonds borrowed, which together represented approximately 39% of the Company's total assets as of December 31, 2012, consist of securities issued by the U.S. government, federal agencies or other sovereign government obligations. Positions taken and commitments made by the Company, including positions taken and underwriting and financing commitments made in connection with its private equity, principal investment and lending activities, often involve substantial amounts and significant exposure to individual issuers and businesses, including non-investment grade issuers.

As of December 31, 2012, cash and securities of $7,541,240 and $13,423,630, respectively, were deposited with clearing organizations or segregated under federal and other regulations or requirements. Securities deposited with clearing organizations or segregated under federal and other regulations or requirements are sourced from reverse repurchase agreements and Financial instruments owned in the consolidated statement of financial condition.

Note 6 – Variable Interest Entities and Securitization Activities

The Company is involved with various special purpose entities ("SPEs") in the normal course of business. In most cases, these entities are deemed to be VIEs.

The Company applies accounting guidance for consolidation of VIEs to certain entities in which equity investors do not have characteristics of a controlling financial interest. Except for certain asset management entities, the primary beneficiary of a VIE is the party that both (1) has the power to direct the activities of a VIE that most significantly affect the VIE's economic performance and (2) has an obligation to absorb losses or the right to receive benefits that in either case could potentially be significant to the VIE. The Company consolidates entities of which it is the primary beneficiary.

The Company's variable interests in VIEs include debt and equity interests, commitments, guarantees, derivative instruments and certain fees. The Company's involvement with VIEs arises primarily from:

- Interests purchased in connection with market-making activities and retained interests held as a result of securitization activities including re-securitization transactions.
- Residual interests retained in connection with municipal bond securitizations.
- Structuring of credit-linked notes ("CLN") or other asset-repackaged notes designed to meet the investment objectives of clients.

The Company determines whether it is the primary beneficiary of a VIE upon its initial involvement with the VIE and reassesses whether it is the primary beneficiary on an ongoing basis as long as it has any continuing involvement with the VIE. This determination is based upon an analysis of the design of the VIE, including the VIE's structure and activities, the power to make significant economic decisions held by the Company and by other parties, and the variable interests owned by the Company and other parties.

The power to make the most significant economic decisions may take a number of different forms in different types of VIEs. The Company considers servicing or collateral management decisions as representing the power to make the most significant economic decisions in transactions such as securitizations or CDOs. As a result, the Company does not consolidate securitizations or CDOs for which it does not act as the servicer or collateral manager unless it holds certain other rights to replace the servicer or collateral manager or to require the liquidation of the entity. If the Company serves as servicer or collateral manager, or has certain other rights described in the previous sentence, the Company analyzes the interests in the VIE that it holds and consolidates only those VIEs for which it holds a potentially significant interest of the VIE.

The structure of securitization vehicles and CDOs is driven by several parties, including loan seller(s) in securitization transactions, the collateral manager in a CDO, one or more rating agencies, a financial guarantor in some transactions and the underwriter(s) of the transactions, who serve to reflect specific investor demand. In addition, subordinate investors, such as the "B-piece" buyer (i.e., investors in most subordinated bond classes) in commercial mortgage backed securitizations or equity investors in CDOs, can influence whether specific loans are excluded from a CMBS transaction or investment criteria in a CDO.

For many transactions, such as re-securitization transactions, CLNs and other asset-repackaged notes, there are no significant economic decisions made on an ongoing basis. In these cases, the Company focuses its analysis on decisions made prior to the initial closing of the transaction and at the termination of the transaction. Based upon factors, which include an analysis of the nature of the assets, including whether the assets were issued in a transaction sponsored by the Company and the extent of the information available to the Company and to investors, the number, nature and involvement of investors, other rights held by the Company and investors, the standardization of the legal documentation and the level of the continuing involvement by the Company, including the amount and type of interests owned

by the Company and by other investors, the Company concluded in most of these transactions that decisions made prior to the initial closing were shared between the Company and the initial investors. The Company focused its control decision on any right held by the Company or investors related to the termination of the VIE. Most re-securitization transactions, CLNs and other asset-repackaged notes have no such termination rights.

The Company accounts for the assets held by the entities primarily in Financial instruments owned and the liabilities of the entities as Other secured financings in the consolidated statement of financial condition. The assets and liabilities are measured at fair value, with changes in fair value reflected in earnings.

The following table presents information at December 31, 2012 about VIEs that the Company consolidates. Consolidated VIE assets and liabilities are presented after intercompany eliminations and include assets financed on a non-recourse basis.

	As of December 31, 2012	
	Collateralized Debt Obligations	Other
VIE assets	$ 52,094	$ 13,257
VIE liabilities	$ 16,155	$ -

The Company has no additional maximum exposure to losses on assets not recognized in its consolidated statement of financial condition as of December 31, 2012.

The following table presents information about certain non-consolidated VIEs in which the Company had variable interests at December 31, 2012. The table includes all VIEs in which the Company has determined that its maximum exposure to loss is greater than specific thresholds or meets certain other criteria. Most of the VIEs included in the table below are sponsored by unrelated parties; the Company's involvement generally is the result of the Company's secondary market-making activities.

	At December 31, 2012		
	Mortgage and Asset-backed Securitizations	Collateralized Debt Obligations	Other
VIE assets that the Company does not consolidate (unpaid principal balance)[1]	$ 83,338,098	$ 11,511,151	$ 1,562,705
Total maximum exposure to loss:			
Debt and equity interests [2]	$ 3,597,601	$ 1,110,754	$ 461,652
Total carrying value of exposure to loss—			
Assets:			
Debt and equity interests[2]	$ 3,597,601	$ 1,110,754	$ 461,652

(1) Mortgage and asset-backed securitizations include VIE assets as follows: $15,614,410 of residential mortgages; $47,342,005 of commercial mortgages; $11,718,396 of U.S. agency collateralized mortgage obligations; and $8,663,287 of other consumer or commercial loans.

(2) Mortgage and asset-backed securitizations include VIE debt and equity interests as follows: $796,366 of residential mortgages; $810,768 of commercial mortgages; $1,536,215 of U.S. agency collateralized mortgage obligations; and $454,252 of other consumer or commercial loans.

The Company's maximum exposure to loss does not include the offsetting benefit of any financial instruments that the Company may utilize to hedge these risks associated with the Company's variable interests. In addition, the Company's maximum exposure to loss is not reduced by the amount of collateral held as part of a transaction with the VIE or any party to the VIE directly against a specific exposure to loss.

Securitization transactions generally involve VIEs. Primarily as a result of its secondary market-making activities, the Company owned additional securities issued by securitization SPEs for which the maximum exposure to loss is less than specific thresholds. These additional securities totaled $2,070,625 at December 31, 2012. These securities were either retained in connection with transfers of assets by the Company or acquired in connection with secondary market-making activities. Securities issued by securitization SPEs consist of $457,742 of securities backed primarily by residential mortgage loans, $370,685 of securities backed by U.S. agency collateralized mortgage obligations, $445,983 of securities backed by commercial mortgage loans, $468,168 of securities backed by collateralized debt obligations or collateralized loan obligations and $328,047 backed by other consumer loans, such as credit card receivables, automobile loans and student loans. The Company's primary risk exposure is to the securities issued by the SPE owned by the Company, with the risk highest on the most subordinate class of beneficial interests. These securities generally are included in Financial instruments owned-Corporate and other debt and are measured at fair value. The Company does not provide additional support in these transactions through contractual facilities, such as liquidity facilities, guarantees, or similar derivatives. The Company's maximum exposure to loss generally equals the fair value of the securities owned.

The Company's transactions with VIEs primarily includes securitizations, municipal tender option bond trusts, credit protection purchased through CLNs, and collateralized loan and debt obligations. Such activities are further described below.

Securitization Activities

In a securitization transaction, the Company transfers assets (generally commercial or residential mortgage loans or U.S. agency securities) to an SPE, sells to investors most of the beneficial interests, such as notes or certificates, issued by the SPE, and in many cases retains other beneficial interests. The purchase of the transferred assets by the SPE is financed through the sale of these interests.

Although not obligated, the Company generally makes a market in the securities issued by SPEs in these transactions. As a market maker, the Company offers to buy these securities from, and sell these securities to, investors. Securities purchased through these market-making activities are not considered to be retained interests, although these beneficial interests generally are included in Financial instruments owned- Corporate and other debt and are measured at fair value.

Municipal Tender Option Bond Trusts

In a municipal tender option bond transaction, the Company, generally on behalf of a client, transfers a municipal bond to a trust. The trust issues short-term securities that the Company, as the remarketing agent, sells to investors. The client retains a residual interest. The short-term securities are supported by a liquidity facility pursuant to which the investors may put their short-term interests. In some programs, an affiliate of the Company provides this liquidity facility; in most programs, a third-party provider will provide such liquidity facility. The Company may purchase short-term securities in its role as remarketing agent. The client can generally terminate the transaction at any time. The liquidity provider can generally terminate the transaction upon the occurrence of certain events. When the transaction is terminated, the municipal bond is generally sold or returned to the client. Any losses suffered by the liquidity provider upon the sale of the bond are the responsibility of the client. This obligation generally is collateralized. Liquidity facilities provided to municipal tender option bond trusts generally are provided by affiliates of

the Company. The Company consolidates any municipal tender option bond trusts in which it holds the residual interest. No such trust was consolidated at December 31, 2012.

Credit Linked Notes

In a CLN transaction, the Company transfers assets (generally high quality securities or money market investments) to an SPE. An affiliate of the Company enters into a derivative transaction in which the SPE writes protection on an unrelated reference asset or group of assets, through a credit default swap, a total return swap or similar instrument, and sells to investors the securities issued by the SPE. In some transactions, an affiliate of the Company may also enter into interest rate or currency swaps with the SPE. Upon the occurrence of a credit event related to the reference asset, the SPE will deliver collateral securities as the payment to the affiliate of the Company that serves as the derivative counterparty. These transactions are designed to provide investors with exposure to certain credit risk on the reference asset. In some transactions, the assets and liabilities of the SPE are recognized in the Company's consolidated statement of financial condition. In other transactions, the transfer of the collateral securities is accounted for as a sale of assets, and the SPE is not consolidated. The structure of the transaction determines the accounting treatment. CLNs are included in Other in the above VIE tables.

The derivatives in CLN transactions consist of total return swaps, credit default swaps or similar contracts in which an affiliate of the Company has purchased protection on a reference asset or group of assets. Payments by the SPE are collateralized.

Collateralized Loan and Debt Obligations

A collateralized loan obligation ("CLO") or a CDO is an SPE that purchases a pool of assets, consisting of corporate loans, corporate bonds, asset-backed securities or synthetic exposures on similar assets through derivatives, and issues multiple tranches of debt and equity securities to investors.

Transfers of Assets with Continuing Involvement

The following table presents information at December 31, 2012 regarding transactions with SPEs in which the Company, acting as principal, transferred financial assets with continuing involvement and received sales treatment.

	At December 31, 2012			
	Residential Mortgage Loans	Commercial Mortgage Loans	U.S. Agency Collateralized Mortgage Obligations	Credit Linked Notes and Other
SPE assets (unpaid principal balance)[1]	$ 813,180	$ 3,676,357	$ 17,786,751	$ 2,286,313
Retained interests (fair value):				
Investment grade	$ -	$ 65,484	$ 1,468,056	$ -
Non-investment grade	49,846	-	-	-
Total retained interests (fair value)	$ 49,846	$ 65,484	$ 1,468,056	$ -
Interests purchased in the secondary market (fair value):				
Investment grade	$ 806	$ 47,138	$ 99,271	$ -
Non-investment grade	38,330	2,364	-	24,899
Total interests purchased in the secondary market (fair value)	$ 39,136	$ 49,502	$ 99,271	$ 24,899

[1] Amounts include assets transferred by unrelated transferors.

	At December 31, 2012			
	Level 1	Level 2	Level 3	Total
Retained interests (fair value):				
Investment grade	$ -	$ 1,468,056	$ 65,484	$ 1,533,540
Non-investment grade	-	32,224	17,622	49,846
Total retained interests (fair value)	$ -	$ 1,500,280	$ 83,106	$ 1,583,386
Interests purchased in the secondary market (fair value):				
Investment grade	$ -	$ 147,215	$ -	$ 147,215
Non-investment grade	-	40,694	24,899	65,593
Total interests purchased in the secondary market (fair value)	$ -	$ 187,909	$ 24,899	$ 212,808

Transferred assets are carried at fair value prior to securitization. The Company may act as underwriter of the beneficial interests issued by securitization vehicles. The Company may retain interests in the securitized financial assets as one or more tranches of the securitization. These retained interests are included in the consolidated statement of financial condition at fair value.

Failed Sales

In order to be treated as a sale of assets for accounting purposes, a transaction must meet all of the criteria stipulated in the accounting guidance for the transfer of financial assets. If the transfer fails to meet these criteria, that transfer of financial assets is treated as a failed sale. In such case, the Company continues to recognize the assets in Financial instruments owned, and the Company recognizes the associated liabilities in Other secured financings in the consolidated statement of financial condition.

The assets transferred to many unconsolidated VIEs in transactions accounted for as failed sales cannot be removed unilaterally by the Company and are not generally available to the Company. The related liabilities issued by many unconsolidated VIEs are non-recourse to the Company. In certain other failed sale transactions, the Company has the unilateral right to remove assets or provide additional recourse through derivatives such as total return swaps, guarantees or other forms of involvement.

The following table presents information about the carrying value of assets and liabilities resulting from transfers of financial assets treated by the Company as secured financings at December 31, 2012:

	Credit-Linked Notes
Assets- Fair value	$ 185,110
Other secured financings- Fair value	$ 125,445

Note 7 – Goodwill

The Company tests goodwill for impairment on an annual basis and on an interim basis when certain events or circumstances exist. The Company tests for impairment at the reporting unit level. For both the annual and interim tests, the Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value is less than its carrying amount. If after assessing the totality of events or circumstances, the Company determines it is more likely than not that the fair value of the reporting unit is greater than its carrying amount, then performing the two-step impairment test is not required. However, if the Company concludes otherwise, then it is required to perform the first step of the two-step impairment test. Goodwill impairment is determined by comparing the estimated fair value of the reporting unit with its respective carrying value. If the estimated fair value exceeds the carrying value, goodwill is not deemed to be impaired. If the estimated fair value is below carrying value, however, further analysis is required to determine the amount of the impairment. Additionally, if the carrying value is zero or a negative value and it is determined that it is more likely than not the goodwill is impaired, further analysis is required. The estimated fair value of the reporting unit is derived based on valuation techniques the Company believes market participants would use for the reporting unit.

The estimated fair value is generally determined utilizing methodologies that incorporate price-to-book and price-to-earnings multiples of certain comparable companies and a discounted cash flow methodology. The Company completed its annual goodwill impairment testing as of July 1, 2012, which did not indicate any goodwill impairment.

There have been no changes in the carrying amount of the Company's goodwill during 2012.

Note 8 – Short-Term Borrowings and Other Secured Financings

Short-term Borrowings

Short-term borrowings from affiliates are unsecured, bear interest at prevailing market rates and are payable on demand. Such balances consist primarily of intercompany funding from the Ultimate Parent as well as other intercompany payables which settle in the normal course of business. Other short-term borrowings consist of cash overdrafts and other short-term borrowings with affiliates with varying maturities of 12 months or less.

Other Secured Financings

Other secured financings include the liabilities related to transfers of financial assets that are accounted for as financings rather than sales, consolidated VIEs where the Company is deemed to be the primary beneficiary, certain equity-linked notes and other secured borrowings. See Note 6 for further information on other secured financings related to variable interest entities and securitization activities.

The Company's other secured financings at December 31, 2012 consisted of the following:

Secured financings with original maturities greater than one year	$ 2,522,808
Failed sales, at fair value[1]	125,445
Total	$ 2,648,253

[1] For more information on failed sales, see Note 6.

Maturities and Terms: Secured financings with original maturities greater than one year at December 31, 2012 consisted of the following:

	Fixed Rate	Variable Rate[1][2]	Total
Due in 2013	$ 2,500,170	$ -	$ 2,500,170
Due in 2014	-	-	-
Due in 2015	-	-	-
Due in 2016	-	-	-
Due in 2017	-	-	-
Thereafter	6,483	16,155	22,638
Total	$ 2,506,653	$ 16,155	$ 2,522,808
Weighted average coupon rate at period-end [3]	1.2%	1.0%	1.2%

[1] Variable rate borrowings bear interest based on a variety of indices including LIBOR.
[2] Amounts include borrowings that are index-linked.
[3] Weighted average coupon was calculated utilizing U.S. interest rates.

Maturities and Terms: Failed sales consisted of the following at December 31, 2012:

Due in 2013	$ 81,340
Due in 2014	—
Due in 2015	—
Due in 2016	32,576
Due in 2017	11,529
Thereafter	—
Total	$ 125,445

Note 9 - Subordinated Liabilities

Subordinated liabilities consist of a Cash Subordination Agreement, a Subordinated Revolving Credit Agreement with the Ultimate Parent and a Subordinated Indenture ("Indenture") with J.P. Morgan Trust Company, N.A., as trustee, dated September 12, 1994, and modified on November 28, 1995 and April 24, 1997.

The Indenture is comprised of a subordinated note, Series F which contains restrictive covenants which require, among other things, that the Company maintain specified levels of Consolidated Tangible Net Worth and Net Capital, each as defined. As of December 31, 2012, the Company was in compliance with all restrictive covenants. The maturity dates, interest rates and par value of the subordinated notes at December 31, 2012 are as follows:

Subordinated Notes	Maturity Date	Interest Rate	Par Value
Cash Subordination Agreement	April 30, 2017	6.55%	$ 2,500,000
Subordinated Revolving Credit Agreement	April 30, 2017	1.01%	7,500,000
Subordinated Indenture	June 1, 2016	7.82%	25,000
Total			$ 10,025,000

Note 10 - Derivative Instruments

The Company trades, makes markets and takes proprietary positions globally in listed futures, OTC swaps, forwards, options and other derivatives referencing, among other things, interest rates, currencies, investment grade and non-investment grade corporate credits, bonds, U.S. and other sovereign securities, emerging market bonds, credit indices, ABS indices, property indices, and mortgage-related and other ABS. The Company uses these instruments for trading, foreign currency exposure management and asset and liability management.

The Company manages its trading positions by employing a variety of risk mitigation strategies. These strategies include diversification of risk exposures and hedging. Hedging activities consist of the purchase or sale of positions in related securities and financial instruments, including a variety of derivative products (*e.g.*, futures, forwards, swaps and options). The Company manages the market risk associated with its trading activities on a Company-wide basis, on a worldwide trading division level and on an individual product basis.

In connection with its OTC derivative activities, the Company generally enters into master netting agreements and collateral arrangements with counterparties. These agreements provide the Company with the ability to offset a counterparty's rights and obligations, request additional collateral when necessary or liquidate the collateral in the event of counterparty default.

The following table summarizes the fair value of derivative instruments not designated as accounting hedges by type of derivative contract on a gross basis at December 31, 2012. Fair values of derivative contracts in an asset position are included in Financial instruments owned – Derivative contracts. Fair values of derivative contracts in a liability position are reflected in Financial instruments sold, not yet purchased - Derivative contracts.

	Assets		Liabilities	
	Fair Value	Notional[(1)]	Fair Value	Notional[(1)]
Derivative contracts:				
Interest rate contracts	$ 413,047	$ 167,132,404	$ 1,030,182	$ 175,037,352
Credit contracts	1,418,458	4,648,845	926,049	2,899,309
Foreign exchange contracts	12,345,568	623,139,812	12,544,826	623,212,621
Equity contracts	5,016,718	111,018,839	6,547,273	113,569,544
Commodity contracts	37,428	285,754	37,428	285,754
Other	1,710	1,152,970	918	368,280
Total Derivative contracts	19,232,929	907,378,624	21,086,676	915,372,860
Counterparty netting	(15,572,509)	-	(15,572,509)	-
Cash collateral netting	(1,062,123)	-	(1,416,076)	-
Total derivatives	$ 2,598,297	$ 907,378,624	$ 4,098,091	$ 915,372,860

(1) Notional amounts include gross notionals related to open long and short futures contracts of $1,002,204 and $6,116,983, respectively. The unsettled fair value on these futures contracts (excluded from the table above) of $203,234 and $24,340, is included in Receivables - Brokers, dealers and clearing organizations and Payables - Brokers, dealers and clearing organizations, respectively, on the consolidated statement of financial condition.

Credit-Risk-Related Contingencies

In connection with certain OTC trading agreements, the Company may be required to provide additional collateral or immediately settle any outstanding liability balances with certain counterparties in the event of a credit ratings downgrade. At December 31, 2012, the aggregate fair value of OTC derivative contracts that contain credit-risk-related contingent features that are in a net liability position totaled $745,969, for which the Company has posted collateral of $523,701, in the normal course of business. At December 31, 2012, the future potential collateral amounts, termination payments or other contractual amounts that could be called by counterparties in the event of a downgrade of the Company's long-term credit rating under various scenarios are: $0 (A- Standard & Poor's Ratings Services) and $17,832 (BBB+ Standard & Poor's Ratings Services). Of these amounts, $17,832 at December 31, 2012 related to bilateral arrangements between the Company and other parties where upon the downgrade of one party, the downgraded party must deliver collateral to the other party. These bilateral downgrade arrangements are a risk management tool used extensively by the Company as credit exposures are reduced if counterparties are downgraded.

Credit Derivatives and Other Credit Contracts

The Company enters into credit derivatives, principally through credit default swaps, under which it receives or provides protection against the risk of default on a set of debt obligations issued by specified reference entities. A majority of the Company's counterparties are banks, broker-dealers and other financial institutions. The table below summarizes certain information regarding protection sold through credit default swaps and other credit contracts at December 31, 2012:

	Protection Sold					
	Maximum Potential Payout/Notional					
	Years to Maturity					
Credit ratings of the reference obligation	**< 1**	**1-3**	**3-5**	**Over 5**	**Total**	**Fair Value (Asset)/ Liability [1][2]**
Index and basket credit default swaps:[3]						
AA	$ -	$ -	$ -	$ 716,852	$ 716,852	$ 19,402
Non-investment grade	-	19,920	-	2,172,457	2,192,377	896,063
Total credit default swaps sold	$ -	$ 19,920	$ -	$ 2,889,309	$ 2,909,229	$ 915,465
Other credit contracts[4][5]	656,412	79,950	111,250	674,006	1,521,618	(574,757)
Total credit derivatives and other credit contracts	$ 656,412	$ 99,870	$ 111,250	$ 3,563,315	$ 4,430,847	$ 340,708

(1) Fair value amounts are shown on a gross basis prior to cash collateral or counterparty netting.
(2) Fair value amounts of certain credit default swaps where the Company sold protection have an asset carrying value because credit spreads of the underlying reference entity or entities tightened during the terms of the contracts.
(3) Credit ratings are calculated internally.
(4) Other credit contracts include CLNs, CDOs and credit default swaps that are considered hybrid instruments.
(5) Fair value amount shown represents the fair value of the hybrid instruments.

Index and Basket Credit Default Swaps. Index and basket credit default swaps are credit default swaps that reference multiple names through underlying baskets or portfolios of single name credit default swaps. Generally, in the event of a default on one of the underlying names, the Company will have to pay a pro rata portion of the total notional amount of the credit default index or basket contract. In order to provide an indication of the current payment status or performance risk of these credit default swaps, the weighted average external credit ratings of the underlying reference entities comprising the basket or index were calculated and disclosed.

When external credit ratings are not available, credit ratings were determined based upon an internal methodology.

Credit Protection Sold through CLNs and CDOs. The Company has invested in CLNs and CDOs, which are hybrid instruments containing embedded derivatives, in which credit protection has been sold to the issuer of the note. If there is a credit event of a reference entity underlying the instrument, the principal balance of the note may not be repaid in full to the Company.

Purchased Credit Protection with Identical Underlying Reference Obligations. For non-tranched index and basket credit default swaps, the Company has purchased protection with a notional amount of $4,475,972, compared with a notional amount of $2,887,763 of credit protection sold with identical underlying reference obligations. In order to identify purchased protection with the same underlying reference obligations, the notional amount for individual reference obligations within non-tranched indices and baskets was determined on a pro rata basis and matched off against non-tranched index and basket credit default swaps where credit protection was sold with identical underlying reference obligations.

The purchase of credit protection does not represent the sole manner in which the Company risk manages its exposure to credit derivatives. The Company manages its exposure to these derivative contracts through a variety of risk mitigation strategies, which include managing the credit and correlation risk across non-tranched indices and baskets, and cash positions. Aggregate market risk limits have been established for credit derivatives, and market risk measures are routinely monitored against these limits. The Company may also recover amounts on the underlying reference obligation delivered to the Company under credit default swaps where credit protection was sold.

Note 11 – Commitments, Guarantees and Contingencies

Letters of Credit

The Company has the ability to issue letters of credit which are primarily used to provide collateral for securities and commodities borrowed and to satisfy various margin requirements in lieu of depositing cash or securities with these counterparties. At December 31, 2012, the Company did not have any outstanding letters of credit.

Premises and Equipment

At December 31, 2012, future minimum rental commitments, net of subleases, principally on office rentals were as follows:

Fiscal Year	Gross Amount	Sublease Income	Net Amount
2013	$ 162,233	$ 2,092	$ 160,141
2014	156,055	1,763	154,292
2015	124,408	1,560	122,848
2016	120,520	1,589	118,931
2017	101,074	1,060	100,014
Thereafter	685,685	42	685,643
Total	$ 1,349,975	$ 8,106	$ 1,341,869

Occupancy lease agreements, in addition to base rentals, generally provide for rent and operating expense escalations resulting from increased assessments for real estate taxes and other charges.

Securities Activities

Financial instruments sold, not yet purchased represent obligations of the Company to deliver specified financial instruments at contracted prices, thereby creating commitments to purchase the financial instruments in the market at prevailing prices. Consequently, the Company's ultimate obligation to satisfy the sale of financial instruments sold, not yet purchased may exceed the amounts recognized in the consolidated statement of financial condition.

The Company enters into forward starting reverse repurchase agreements and forward starting securities borrow agreements (agreements that have a trade date as of or prior to December 31, 2012 and settle subsequent to year-end) that are primarily secured by collateral from U.S. government agency securities and other sovereign government obligations. At December 31, 2012, the Company had commitments to enter into reverse repurchase agreements and securities borrow agreements of $6,460,874. At December 31, 2012, $1,110,874 of these agreements settled within three business days.

Guarantees

The table below summarizes certain information regarding the Company's obligation under guarantee arrangements at December 31, 2012.

	Maximum Potential Payout/Notional					
	Years to Maturity					
Type of Guarantee	Less than 1	1 - 3	3 - 5	Over 5	Total	Carrying Amount (Asset)/ Liability
Credit derivative contracts[(1)]	$ -	$ 19,920	$ -	$2,889,309	$ 2,909,229	$ 915,465
Other credit contracts	656,412	79,950	111,250	674,006	1,521,618	(574,757)
Non-credit derivative contracts[(1)]	51,037,750	6,200,839	158,268	409,252	57,806,109	1,672,131

(1) Carrying amount of derivatives contracts are shown on a gross basis prior to cash collateral or counterparty netting. For further information on derivative contracts, see Note 10.

The Company has obligations under certain guarantee arrangements, including contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying measure (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. Also included as guarantees are contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others. The Company's use of guarantees is described below by type of guarantee:

Derivative Contracts

Certain derivative contracts meet the accounting definition of a guarantee, including certain written options, contingent forward contracts and credit default swaps (see Note 10 regarding credit derivatives in which the Company has sold credit protection to the counterparty). Although the Company's derivative arrangements do not specifically identify whether the derivative counterparty retains the underlying asset, liability or equity security, the Company has disclosed information regarding all derivative contracts that could meet the accounting definition of a guarantee. The maximum potential payout for certain derivative contracts, such as written foreign currency options, cannot be estimated, as increases in foreign exchange rates in the future could possibly be unlimited. Therefore, in order to provide information regarding the maximum potential amount of future payments that the Company could be required to make under certain derivative contracts, the notional amount of the contracts has been disclosed. In certain situations, collateral may be held by the Company for those contracts that meet the definition of a guarantee. Generally, the Company sets collateral requirements by counterparty so that the collateral covers various transactions and products and is not allocated specifically to individual contracts. Also, the Company may recover amounts related to the underlying asset delivered to the Company under the derivative contract.

The Company records all derivative contracts at fair value. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies, including, but not limited to, entering into offsetting economic hedge positions. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure. For further discussion of the Company's derivative risk management activities (see Note 10).

Exchange/Clearinghouse Member Guarantees

The Company is a member of various U.S. exchanges and clearinghouses that trade and clear securities and/or derivative contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse memberships vary, in general the Company's guarantee obligations would arise only if the exchange or clearinghouse had previously exhausted its resources. The maximum potential payout under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the consolidated statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

Legal

In the normal course of business, the Company has been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a global diversified financial services institution. Certain of the actual or threatened legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. In some cases, the entities that would otherwise be the primary defendants in such cases are bankrupt or are in financial distress. These actions have included, but are not limited to, residential mortgage and credit crisis related matters. Over the last several years, the level of litigation and investigatory activity focused on residential mortgage and credit crisis related matters has increased materially in the financial services industry. As a result, the Company expects that it may become the subject of increased claims for damages and other relief regarding residential mortgages and related securities in the future and, while the Company has identified below any individual proceedings where the Company believes a material loss to be reasonably possible and reasonably estimable, there can be no assurance that material losses will not be incurred from claims that have not yet been notified to the Company or are not yet determined to be probable or possible and reasonably estimable losses.

The Company is also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding the Company's business, and involving, among other matters, accounting and operational matters, certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief.

The Company contests liability and/or the amount of damages as appropriate in each pending matter. Where available information indicates that it is probable a liability had been incurred at the date of the consolidated statement of financial condition and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated loss by a charge to income. In many proceedings, however, it is inherently difficult to determine whether any loss is probable or even possible or to estimate the amount of any loss. In addition, even where loss is possible or an exposure to loss exists in excess of the liability already accrued with respect to a previously recognized loss contingency, it is not always possible to reasonably estimate the size of the possible loss or range of loss.

For certain legal proceedings, the Company cannot reasonably estimate such losses, particularly for proceedings that are in their early stages of development or where plaintiffs seek substantial or indeterminate damages. Numerous issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, determination of issues related to class certification and the calculation of damages, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a loss or additional loss or range of loss or additional loss can be reasonably estimated for any proceeding.

For certain other legal proceedings, the Company can estimate reasonably possible losses, additional losses, ranges of loss or ranges of additional loss in excess of amounts accrued, but does not believe, based on current knowledge and after consultation with counsel, that such losses will have a material adverse effect on the Company's consolidated statement of financial condition as a whole, other than the matters referred to in the following paragraphs.

On August 25, 2008, the Company and two ratings agencies were named as defendants in a purported class action related to securities issued by a structured investment vehicle called Cheyne Finance PLC and Cheyne Finance LLC (together, the "Cheyne SIV"). The case is styled *Abu Dhabi Commercial Bank, et al. v. Morgan Stanley & Co. Inc., et al.* and is pending in the United States District Court for the Southern District of New York ("SDNY"). The complaint alleges, among other things, that the ratings assigned to the securities issued by the Cheyne SIV were false and misleading, including because the ratings did not accurately reflect the risks associated with the subprime residential mortgage backed securities held by the Cheyne SIV. The plaintiffs currently assert allegations of aiding and abetting fraud and negligent misrepresentation relating to approximately $852 million of securities issued by the Cheyne SIV. The plaintiffs' motion for class certification was denied in June 2010. The court denied the Company's motion for summary judgment on the aiding and abetting fraud claim in August 2012. The Company's motion for summary judgment on the negligent misrepresentation claim, filed on November 30, 2012, is pending. The court has set a trial date of May 6, 2013. There are currently 14 named plaintiffs in the action claiming damages of approximately $638 million. Plaintiffs are also seeking punitive damages. Based on currently available information, the Company believes that the defendants could incur a loss up to approximately $638 million, plus pre- and post-judgment interest, fees and costs.

On March 15, 2010, the Federal Home Loan Bank of San Francisco filed two complaints against the Company and other defendants in the Superior Court of the State of California. These actions are styled *Federal Home Loan Bank of San Francisco v. Credit Suisse Securities (USA) LLC, et al.*, and *Federal Home Loan Bank of San Francisco v. Deutsche Bank Securities Inc. et al.*, respectively. Amended complaints filed on June 10, 2010 allege that defendants made untrue statements and material omissions in connection with the sale to plaintiff of a number of mortgage pass through certificates backed by securitization trusts containing residential mortgage loans. The amount of certificates allegedly sold to plaintiff by the Company in these cases was approximately $704 million and $276 million, respectively. The complaints raise claims under both the federal securities laws and California law and seek, among other things, to rescind the plaintiff's purchase of such certificates. On July 29, 2011 and September 8, 2011, the court presiding over both actions sustained defendants' demurrers with respect to claims brought under the Securities Act, and overruled defendants' demurrers with respect to all other claims. At January 25, 2013, the current unpaid balance of the mortgage pass through certificates at issue in these cases was approximately $365 million, and the certificates had not yet incurred losses. Based on currently available information, the Company believes it could incur a loss up to the difference between the $365 million unpaid balance of these certificates and their fair market value at the time of a judgment against the Company, plus pre- and post-judgment interest, fees and costs. The Company may be entitled to be indemnified for some of these losses and to an offset for interest received by the plaintiff prior to a judgment.

On July 9, 2010 and February 11, 2011, Cambridge Place Investment Management Inc. filed two separate complaints against the Company and other defendants in the Superior Court of the Commonwealth of Massachusetts, both styled *Cambridge Place Investment Management Inc. v. Morgan Stanley & Co., Inc., et al.* The complaints assert claims on behalf of certain clients of plaintiff's affiliates and alleges that defendants made untrue statements and material omissions in the sale of a number of mortgage pass through certificates backed by securitization trusts containing residential mortgage loans. The total amount of certificates allegedly issued by the Company or sold to plaintiff's affiliates' clients by the Company in the two matters was approximately $344 million. The complaints raise claims under the Massachusetts Uniform Securities Act and seek, among other things, to rescind the plaintiff's purchase of

such certificates. On October 14, 2011, plaintiffs filed an amended complaint in each action. On November 22, 2011, defendants filed a motion to dismiss the amended complaints. On March 12, 2012, the court denied defendants' motion to dismiss with respect to plaintiff's standing to bring suit. Defendants sought interlocutory appeal from that decision on April 11, 2012. On April 26, 2012, defendants filed a second motion to dismiss for failure to state a claim upon which relief can be granted, which the court denied, in substantial part, on October 2, 2012. Based on currently available information, the Company believes it could incur a loss for these actions of up to the difference between the as yet undetermined unpaid balance of these certificates and their fair market value at the time of a judgment against the Company, plus pre- and post-judgment interest, fees and costs. The Company may be entitled to be indemnified for some of these losses and to an offset for interest received by the plaintiff prior to a judgment.

On July 15, 2010, China Development Industrial Bank ("CDIB") filed a complaint against the Company, which is styled *China Development Industrial Bank v. Morgan Stanley & Co. Incorporated et al.* and is pending in the Supreme Court of the State of New York, New York County ("Supreme Court of NY, NY County"). The complaint relates to a $275 million credit default swap referencing the super senior portion of the STACK 2006-1 CDO. The complaint asserts claims for common law fraud, fraudulent inducement and fraudulent concealment and alleges that the Company misrepresented the risks of the STACK 2006-1 CDO to CDIB, and that the Company knew that the assets backing the CDO were of poor quality when it entered into the credit default swap with CDIB. The complaint seeks compensatory damages related to the approximately $228 million that CDIB alleges it has already lost under the credit default swap, rescission of CDIB's obligation to pay an additional $12 million, punitive damages, equitable relief, fees and costs. On February 28, 2011, the court presiding over this action denied the Company's motion to dismiss the complaint and on March 21, 2011, the Company appealed that order. On July 7, 2011, the appellate court affirmed the lower court's decision denying the motion to dismiss. Based on currently available information, the Company believes it could incur a loss of up to approximately $240 million plus pre- and post-judgment interest, fees and costs.

On October 15, 2010, the Federal Home Loan Bank of Chicago filed a complaint against the Company and other defendants in the Circuit Court of the State of Illinois styled *Federal Home Loan Bank of Chicago v. Bank of America Funding Corporation et al.* The complaint alleges that defendants made untrue statements and material omissions in the sale to plaintiff of a number of mortgage pass through certificates backed by securitization trusts containing residential mortgage loans. The total amount of certificates allegedly sold to plaintiff by the Company in this action was approximately $203 million. The complaint raises claims under Illinois law and seeks, among other things, to rescind the plaintiff's purchase of such certificates. On March 24, 2011, the court granted plaintiff leave to file an amended complaint. On May 27, 2011, defendants filed a motion to dismiss the amended complaint, which motion was denied on September 19, 2012. The Company filed its answer on December 21, 2012. At January 25, 2013, the current unpaid balance of the mortgage pass through certificates at issue in this case was approximately $105 million, and certain certificates had begun to incur losses. Based on currently available information, the Company believes it could incur a loss up to the difference between the $105 million unpaid balance of these certificates (plus any losses incurred) and their fair market value at the time of a judgment against the Company, plus pre- and post-judgment interest, fees and costs. The Company may be entitled to be indemnified for some of these losses and to an offset for interest received by the plaintiff prior to a judgment.

On July 18, 2011, the Western and Southern Life Insurance Company and certain affiliated companies filed a complaint against the Company and other defendants in the Court of Common Pleas in Ohio, styled *Western and Southern Life Insurance Company, et al. v. Morgan Stanley Mortgage Capital Inc., et al.* An amended complaint was filed on April 2, 2012 and alleges that defendants made untrue statements and material omissions in the sale to plaintiffs of certain mortgage pass through certificates backed by securitization trusts containing residential mortgage loans. The amount of the certificates allegedly sold to

plaintiffs by the Company was approximately $153 million. The amended complaint raises claims under the Ohio Securities Act, federal securities laws, and common law and seeks, among other things, to rescind the plaintiffs' purchases of such certificates. On May 21, 2012, the Company filed a motion to dismiss the amended complaint, which motion was denied on August 3, 2012. The court has set a trial date of November 2013. At January 25, 2013, the current unpaid balance of the mortgage pass through certificates at issue in this case was approximately $123 million, and certain certificates had begun to incur losses. Based on currently available information, the Company believes it could incur a loss up to the difference between the $123 million unpaid balance of these certificates (plus any losses incurred) and their fair market value at the time of a judgment against the Company, plus post-judgment interest, fees and costs. The Company may be entitled to an offset for interest received by the plaintiff prior to a judgment.

On September 2, 2011, the Federal Housing Finance Agency ("FHFA"), as conservator for Fannie Mae and Freddie Mac, filed 17 complaints against numerous financial services companies, including the Company. A complaint against the Company and other defendants was filed in the Supreme Court of NY, NY County, styled *Federal Housing Finance Agency, as Conservator v. Morgan Stanley et al.* The complaint alleges that defendants made untrue statements and material omissions in connection with the sale to Fannie Mae and Freddie Mac of residential mortgage pass through certificates with an original unpaid balance of approximately $11 billion. The complaint raises claims under federal and state securities laws and common law and seeks, among other things, rescission and compensatory and punitive damages. On September 26, 2011, defendants removed the action to the SDNY and on October 26, 2011, the FHFA moved to remand the action back to the Supreme Court of the State of New York. On May 11, 2012, plaintiff withdrew its motion to remand. On July 13, 2012, the Company filed a motion to dismiss the complaint, which motion was denied in large part on November 19, 2012. Trial is currently scheduled to begin in January 2015. At January 25, 2013, the current unpaid balance of the mortgage pass through certificates at issue in these cases was approximately $2.9 billion, and the certificates had incurred losses in excess of $40 million. Based on currently available information, the Company believes it could incur a loss up to the difference between the $2.9 billion unpaid balance of these certificates (plus any losses incurred) and their fair market value at the time of a judgment against the Company, plus pre- and post-judgment interest, fees and costs. The Company may be entitled to be indemnified for some of these losses and to an offset for interest received by the plaintiff prior to a judgment.

Note 12 – Sales and Trading Activities

Sales and Trading

The Company conducts sales, trading, financing and market-making activities on securities and futures exchanges and in OTC markets around the world. The Company's Institutional Securities sales and trading activities comprise Equity Trading; Fixed Income and Commodities; Clients and Services; Research; and Investments.

The Company's trading portfolios are managed with a view toward the risk and profitability of the portfolios. The following is a discussion of the nature of the equities and fixed income activities conducted by the Company, including the use of derivative products in these businesses, and the Company's primary risks: market risk, credit risk and operational risk policies and procedures covering these activities.

Equities

The Company acts as a principal (including as a market-maker) and agent in executing transactions globally in equity and equity-related products, including common stock, American Depositary Receipts ("ADRs"), global depositary receipts and exchange-traded funds.

The Company's equity derivatives sales, trading and market-making activities cover equity-related products globally, including equity swaps, options, warrants and futures overlying individual securities, indices and baskets of securities and other equity-related products. The Company also issues and makes a principal market in equity-linked products to institutional and individual investors.

Fixed Income

The Company trades, invests and makes markets in fixed income securities and related products globally, including, among other products, investment and non-investment grade corporate debt, distressed debt, U.S. and other sovereign securities, emerging market bonds, convertible bonds, collateralized debt obligations, credit, currency, interest rate and other fixed income-linked notes, securities issued by structured investment vehicles, mortgage-related and other asset-backed securities, municipal securities, preferred stock and commercial paper, money-market and other short-term securities. The Company is a primary dealer of U.S. federal government securities and a member of the selling groups that distribute various U.S. agency and other debt securities.

The Company trades, invests and makes markets globally in listed futures.

The Company trades, invests and makes markets in major foreign currencies, such as the British pound, Canadian dollar, euro, Japanese yen and Swiss franc, as well as in emerging markets currencies. The Company trades these currencies on a principal basis in the spot, forward, option and futures markets.

Through the use of repurchase and reverse repurchase agreements, the Company acts as an intermediary between borrowers and lenders of short-term funds and provides funding for various inventory positions. In addition, the Company engages in principal securities lending with clients, institutional lenders and other broker-dealers.

Risk Management

The Company's risk management policies and related procedures are aligned with those of the Ultimate Parent and its other consolidated subsidiaries. These policies and related procedures are administered on a coordinated global and legal entity basis with consideration given to the Company's specific capital and regulatory requirements.

Risk is an inherent part of the Company's business and activities. Management believes effective risk management is vital to the success of the Company's business activities. Accordingly, the Company has policies and procedures in place to identify, assess, monitor and manage the significant risks involved in the activities of its business and support functions. The Company's ability to properly and effectively identify, assess, monitor and manage each of the various types of risk involved in its activities is critical to its soundness and profitability.

The cornerstone of the Company's risk management philosophy is the execution of risk-adjusted returns through prudent risk-taking that protects the Company's capital base and franchise. Five key principles underlie this philosophy: comprehensiveness, independence, accountability, defined risk tolerance and transparency. The fast-paced, complex, and constantly-evolving nature of global financial markets requires that the Company maintain a risk management culture that is incisive, knowledgeable about specialized products and markets, and subject to ongoing review and enhancement. To help ensure the

efficacy of risk management, which is an essential component of the Company's reputation, senior management requires thorough and frequent communication and the appropriate escalation of risk matters.

Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, implied volatilities (the price volatility of the underlying instrument imputed from option prices), correlations or other market factors, such as market liquidity, will result in losses for a position or portfolio. Generally, the Company incurs market risk as a result of trading, investing and client facilitation activities, principally within the Institutional Securities business segment where the substantial majority of the Company's market risk exposure is generated.

Sound market risk management is an integral part of the Company's culture. The various business units and trading desks are responsible for ensuring that market risk exposures are well-managed and prudent. Market risk is monitored through various measures: using statistics; by measures of position sensitivity; and through routine stress testing, which measures the impact on the value of existing portfolios of specified changes in market factors, and scenario analyses conducted in collaboration with business units.

Credit Risk

Credit risk refers to the risk of loss arising when a borrower, counterparty or issuer does not meet its financial obligations. The Company primarily incurs credit risk exposure to institutions and individuals. This risk may arise from a variety of business activities, including, but not limited to, entering into derivative contracts under which counterparties have obligations to make payments to the Company; extending credit to clients; providing funding that is secured by physical or financial collateral whose value may at times be insufficient to cover the loan repayment amount; and posting margin and/or collateral to counterparties. This type of risk requires credit analysis of specific counterparties, both initially and on an ongoing basis. The Company also incurs credit risk in traded securities and whereby the value of these assets may fluctuate based on realized or expected defaults on the underlying obligations or loans.

The Company has structured its credit risk management framework to reflect that each of its businesses generates unique credit risks, and establishes practices to evaluate, monitor and control credit risk exposure both within and across business segments. The Company is responsible for ensuring transparency of material credit risks, ensuring compliance with established limits, approving material extensions of credit, and escalating risk concentrations to appropriate senior management. The Company's credit risk exposure is managed by credit professionals and risk committees that monitor risk exposures, including margin loans and credit sensitive, higher risk transactions. See Note 5 for a discussion of Concentration Risk.

Operational Risk

Operational risk refers to the risk of financial or other loss, or damage to a firm's reputation, resulting from inadequate or failed internal processes, people, systems, or from external events (e.g. fraud, legal and compliance risks or damage to physical assets). The Company may incur operational risk across the full scope of its business activities, including revenue-generating activities (e.g., sales and trading) and control groups (e.g. information technology and trade processing). As such, the Company may incur operational risk in each of its divisions.

The goal of the operational risk management framework is to establish Company-wide operational risk standards related to risk measurement, monitoring and management. Operational risk policies are designed to reduce the likelihood and/or impact of operational incidents as well as to mitigate legal, regulatory, and reputational risks.

Customer Activities

The Company's customer activities involve the execution, settlement and financing of various securities and commodities transactions on behalf of customers. Customer securities activities are transacted on either a cash or margin basis. Customer commodities activities, which include the execution of customer transactions in commodity futures transactions (including options on futures), are transacted on a margin basis.

The Company's customer activities may expose it to off-balance sheet credit risk. The Company may have to purchase or sell financial instruments at prevailing market prices in the event of the failure of a customer to settle a trade on its original terms or in the event cash and securities in customer margin accounts are not sufficient to fully cover customer losses. The Company seeks to control the risks associated with customer activities by requiring customers to maintain margin collateral in compliance with various regulations and Company policies.

Note 13 - Employee Stock-Based Compensation Plans

Eligible employees of the Company participate in several of the Ultimate Parent's stock-based compensation plans. The Ultimate Parent accounts for stock-based compensation in accordance with the accounting guidance for equity-based awards. This accounting guidance requires measurement of compensation cost for equity-based awards at fair value and recognition of compensation cost over the service period, net of estimated forfeitures.

Deferred Restricted Stock Units

The Ultimate Parent has granted deferred stock awards pursuant to several stock-based compensation plans. The plans provide for the deferral of a portion of certain employees' long-term incentive compensation with awards made in the form of restricted common stock or in the right to receive unrestricted shares of common stock in the future. Awards under these plans are generally subject to vesting over time contingent upon continued employment and to restrictions on sale, transfer or assignment until the end of a specified period, generally two to three years from date of grant. All or a portion of an award may be canceled if employment is terminated before the end of the relevant restriction period. All or a portion of a vested award also may be canceled in certain limited situations, including termination for cause during the relevant restriction period. Recipients of deferred stock awards generally have voting rights and receive dividend equivalents. The Ultimate Parent determines the fair value of restricted stock units based on the grant date fair value of its common stock, measured as the volume-weighted average price on the date of grant.

In 2012, the Ultimate Parent granted performance-based stock units ("PSUs") to senior executives. PSUs with non-market performance conditions are valued based on the grant date fair value of the Ultimate Parent's common stock, measured as the volume-weighted average price on the date of grant. PSUs with market-based conditions are valued using a Monte Carlo valuation model. These PSUs will vest and convert to shares of common stock in 2015 only if the Ultimate Parent satisfies predetermined performance and market goals over the three-year performance period that began on January 1, 2012 and ends on December 31, 2014. PSU awards have vesting, restriction and cancellation provisions that are generally similar to those in the Ultimate Parent's other deferred stock awards.

Stock Options

The Ultimate Parent has granted stock option awards pursuant to several equity-based compensation plans. The plans provide for the deferral of a portion of certain key employees' discretionary compensation with awards made in the form of stock options generally having an exercise price not less than the fair value of the Ultimate Parent's common stock on the date of grant. Such stock option awards generally become exercisable over a three-year period and expire seven to 10 years from the date of grant, subject to accelerated expiration upon termination of employment. Stock option awards have vesting, restriction and cancellation provisions that are generally similar to those in deferred restricted stock units. The fair value of stock options is determined using the Black-Scholes valuation model and the single grant life method. Under the single grant life method, option awards with graded vesting are valued using a single weighted-average expected option life.

Note 14 - Employee Benefit Plans

MSDHI sponsors various pension plans for the majority of U.S. employees. The Company and its affiliates provide certain other postretirement benefits, primarily health care and life insurance, to eligible U.S. employees. The Company and its affiliates also provide certain postemployment benefits to certain former employees or inactive employees prior to retirement.

Pension and Postretirement Plans

Substantially all of the U.S. employees of the Company and its U.S affiliates who were hired before July 1, 2007 are covered by a non-contributory, defined benefit pension plan that is qualified under Section 401(a) of the Internal Revenue Code (the "Qualified Plan"). Unfunded supplementary plans (the "Supplemental Plans") cover certain executives. These pension plans generally provide pension benefits that are based on each employee's years of credited service and on compensation levels specified in the plans. Liabilities for benefits payable under the Supplemental Plans are accrued by the Company and are funded when paid to the beneficiaries.

On June 1, 2010, the U.S. Qualified Plan was amended to cease future benefit accruals after December 31, 2010. Any benefits earned by participants under the Qualified Plan at December 31, 2010 were preserved and will be payable in the future based on the Qualified Plan's provisions. For the Qualified Plan, the Company's policy is to fund at least the amounts sufficient to meet minimum funding requirements under applicable employee benefit and tax laws. No contribution was made to the Qualified Plan in 2012.

The Company also has an unfunded postretirement benefit plan that provides medical and life insurance for eligible retirees and medical insurance for their dependents.

Benefit Obligation and Funded Status

The following table provides a reconciliation of the changes in the benefit obligation and fair value of plan assets for 2012 as well as a summary of the funded status at December 31, 2012:

	Pension		Postretirement	
Reconciliation of benefit obligation:				
Benefit obligation at December 31, 2011	$	3,078,385	$	153,665
Service cost		1,015		3,909
Interest cost		140,843		6,845
Actuarial (gain) loss		379,876		15,505
Benefits paid		(128,207)		(5,931)
Benefit obligation at December 31, 2012	$	3,471,912	$	173,993
Reconciliation of fair value of plan assets:				
Fair value of plan assets at December 31, 2011	$	3,212,285	$	-
Actual return on plan assets		73,220		-
Employer contributions		13,816		5,931
Benefits paid		(128,207)		(5,931)
Fair value of plan assets at December 31, 2012	$	3,171,114	$	-
Funded status:				
Funded (unfunded) status at December 31, 2012	$	(300,798)	$	(173,993)

Amounts recognized in the consolidated statement of financial condition at December 31, 2012 consist of:

	Pension		Postretirement	
Assets	$	50,868	$	-
Liabilities		(351,666)		(173,993)
Net amount recognized	$	(300,798)	$	(173,993)

Amounts recognized in Accumulated other comprehensive loss at December 31, 2012 consist of:

	Pension		Post Retirement	
Prior service cost (credit)	$	5,036	$	(24,468)
Net loss		732,604		41,044
Net loss recognized	$	737,640	$	16,576

The accumulated benefit obligation, for all defined benefit pension plans, was $3,461,344 as of December 31, 2012.

The following table contains information for pension plans with projected benefit obligations or accumulated benefit obligations in excess of the fair value of plan assets at December 31, 2012:

	Pension	
Projected benefit obligation	$	351,666
Accumulated benefit obligation	$	341,098

The following table presents the weighted average assumptions used to determine benefit obligations at December 31, 2012:

	Pension	Postretirement
Discount rate	4.04%	3.88%
Rate of future compensation increases	0.00%	N/A

N/A - Not applicable.

The discount rates used to determine the benefit obligations for the pension and the postretirement plans were selected by the Company, in consultation with its independent actuary, using a pension discount yield curve based on the characteristics of the pension and postretirement liabilities, each determined independently. The pension discount yield curve represents spot discount yields based on duration implicit in a representative broad based Aa corporate bond universe of high-quality fixed income investments.

The following table presents assumed health care cost trend rates used to determine the postretirement benefit obligation at December 31, 2012:

Health care cost trend rate assumed for next year:	
Medical	6.93-7.53%
Prescription	8.66%
Rate to which the cost trend rate is assumed to decline (ultimate trend rate)	4.50%
Year that the rate reaches the ultimate trend rate	2029

Assumed health care cost trend rates can have a significant effect on the amounts reported for the Company's postretirement benefit plan. A one-percentage point change in assumed health care cost trend rates would have the following effects:

	One-Percentage Point Increase	One-Percentage Point (Decrease)
Effect on total of service and interest cost	$ 1,917	$ (1,531)
Effect on postretirement benefit obligation	26,227	(21,165)

No impact of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 has been reflected in the Company's consolidated statement of financial condition as Medicare prescription drug coverage was deemed to have no material effect on the Company's postretirement benefit plan.

Qualified Plan Asset Allocation

The Qualified Plan uses a combination of active and risk-controlled fixed income investment strategies. The fixed income asset allocation consists primarily of fixed income securities designed to approximate the expected cash flows of the plan's liabilities in order to help reduce plan exposure to interest rate variation and to better align assets with obligations. The longer duration fixed income allocation is expected to help protect the plan's funded status and maintain the stability of plan contributions over the long run.

The allocation by investment manager of the Company's Qualified Plan is reviewed by the Morgan Stanley Retirement Plan Investment Committee ("Investment Committee") on a regular basis. When the exposure to a given investment manager reaches a minimum or maximum allocation level, an asset allocation review process is initiated, and the portfolio will be automatically rebalanced toward the target allocation unless the Investment Committee determines otherwise.

Derivative instruments are permitted in the Qualified Plan's portfolio only to the extent that they comply with all of the plan's policy guidelines and are consistent with the plan's risk and return objectives. In addition, any investment in derivatives must meet the following conditions:

- Derivatives may be used only if they are deemed by the investment manager to be more attractive than a similar direct investment in the underlying cash market or if the vehicle is being used to manage risk of the portfolio.

- Derivatives may not be used in a speculative manner or to leverage the portfolio under any circumstances.

- Derivatives may not be used as short-term trading vehicles. The investment philosophy of the Plan is that investment activity is undertaken for long-term investment rather than short-term trading.

- Derivatives may only be used in the management of the Qualified Plan's portfolio when their possible effects can be quantified, shown to enhance the risk-return profile of the portfolio, and reported in a meaningful and understandable manner.

As a fundamental operating principle, any restrictions on the underlying assets apply to a respective derivative product. This includes percentage allocations and credit quality. Derivatives will be used solely for the purpose of enhancing investment in the underlying assets and not to circumvent portfolio restrictions.

The plan assets are measured at fair value using valuation techniques that are consistent with the valuation techniques applied to the Company's major categories of assets and liabilities as described in Note 4. Quoted market prices in active markets are the best evidence of fair value and are used as the basis for the measurement, if available. If a quoted market price is available, the fair value is the product of the number of trading units multiplied by the market price. If a quoted market price is not available, the estimate of fair value is based on the valuation approaches that maximize use of observable inputs and minimize use of unobservable inputs.

The fair value of OTC derivative contracts is derived primarily using pricing models, which may require multiple market input parameters. Derivative contracts are presented on a gross basis prior to cash collateral or counterparty netting. Derivative contracts consist of investments in futures contracts and swaps.

Commingled trust funds are privately offered funds available to institutional clients that are regulated, supervised, and subject to periodic examination by a state or federal agency. The trust must be maintained for the collective investment or reinvestment of assets contributed to it from employee benefit plans maintained by more than one employer or a controlled group of corporations. The sponsor of the commingled trust funds values the funds' NAV based on the fair value of the underlying securities. The underlying securities of the commingled trust funds consist of mainly long-duration fixed income instruments. Commingled trust funds that are redeemable at the measurement date or in the near future are categorized in Level 2 of the fair value hierarchy; otherwise they are categorized in Level 3 of the fair value hierarchy.

The following table presents the fair value of the net pension plan assets at December 31, 2012.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets:				
Investments:				
Cash and cash equivalents[1]	$ 75,525	$ -	$ -	$ 75,525
U.S. government and agency securities				
U.S. Treasury securities	1,353,395	-	-	1,353,395
U.S. agency securities	-	241,122	-	241,122
Total U.S. government and agency securities	1,353,395	241,122	-	1,594,517
Corporate and other debt:				
State and municipal securities	-	2,605	-	2,605
Collateralized debt obligations	-	70,791	-	70,791
Total corporate and other debt	-	73,396	-	73,396
Derivative contracts[2]	-	223,943	-	223,943
Derivative-related cash collateral receivable	-	2,600	-	2,600
Commingled trust funds[3]	-	1,275,169	-	1,275,169
Total investments	1,428,920	1,816,230	-	3,245,150
Receivables:				
Other receivables[1]	-	71,375	-	71,375
Total receivables	-	71,375	-	71,375
Total assets	$ 1,428,920	$ 1,887,605	$ -	$ 3,316,525
Liabilities:				
Derivative contracts[4]	$ -	$ 57,283	$ -	$ 57,283
Derivative-related cash collateral payable	-	28,130	-	28,130
Other liabilities [1]	-	59,998	-	59,998
Total liabilities	-	145,411	-	145,411
Net pension assets	$ 1,428,920	$ 1,742,194	$ -	$ 3,171,114

(1) Cash and cash equivalents, other receivables and other liabilities are valued at cost, which approximates fair value.
(2) Derivative contracts in an asset position include investments in interest rate swaps of $223,943.
(3) Commingled trust funds include investments in fixed income funds of $1,275,169.
(4) Derivative contracts in a liability position include investments in interest rate swaps of $57,283.

Cash Flows

At December 31, 2012, the Company expects to contribute approximately $21,839 to its pension and postretirement plans in 2013 based upon the plan's current funded status and expected asset return assumptions for 2013, as applicable.

Expected benefit payments associated with the Company's pension and postretirement plans for the next five years and in aggregate for the five years thereafter are as follows:

	Pension	Postretirement
2013	$ 121,278	$ 6,292
2014	120,870	6,467
2015	119,299	6,852
2016	121,420	7,405
2017	124,789	7,794
2018-2022	674,933	46,605

401(k) Plan and Morgan Stanley 401(k) Savings Plan

U.S. employees of the Company meeting certain eligibility requirements may participate in the Morgan Stanley 401(k) Plan or the Morgan Stanley 401(k) Savings Plan. Eligible employees receive 401(k) matching cash contributions that are allocated according to participants' current investment direction. Participants are eligible for a dollar for dollar Company match up to 4% of eligible pay up to the IRS limit. In addition, the Plans provide a fixed contribution for participants with eligible pay less than or equal to $100 who are not Financial Advisors or Senior Advisors. The fixed contribution is equal to 2% of eligible pay. A Morgan Stanley Transition Contribution was provided for participants who received a 2010 accrual in the U.S. Qualified Plan or a 2010 retirement contribution in the 401(k) Plan and who met certain age and service requirements at December 31, 2010. Additionally, certain eligible Smith Barney employees were granted a transition contribution. Effective December 31, 2012, the Morgan Stanley 401(k) Saving Plan was merged with the Morgan Stanley 401(k) Plan.

Other Postemployment Benefits

Postemployment benefits include, but are not limited to, salary continuation, severance benefits, disability-related benefits, and continuation of health care and life insurance coverage provided to former employees or inactive employees after employment but before retirement. The postemployment benefit obligations were not material at December 31, 2012.

Note 15 - Income Taxes

The Company is included in the consolidated federal income tax return filed by the Ultimate Parent. Federal income taxes have been provided on a separate entity basis in accordance with the tax allocation agreement with the Ultimate Parent. The Company is included in the combined state and local income tax returns with the Ultimate Parent and certain other subsidiaries of the Ultimate Parent. State and local income taxes have been provided on separate entity income at the effective tax rate of the Company's combined filing group.

In accordance with the terms of the Tax Allocation Agreement with the Ultimate Parent, all current and deferred taxes are offset with all other intercompany balances with the Ultimate Parent.

Income Tax Examinations

The Company, through its inclusion in the return of the Ultimate Parent, is under continuous examination by the Internal Revenue Service (the "IRS") and other tax authorities in certain countries and states in which the Company has significant business operations, such as New York. The Company is currently under examination by the IRS Appeals Office for the remaining issues covering tax years 1999-2005. Also, the Company is currently at various levels of field examination with respect to audits with the IRS, as well as New York State and New York City, for tax years 2006-2008 and 2007-2009, respectively.

The Company believes that the resolution of tax matters will not have a material effect on the consolidated statement of financial condition of the Company, although a resolution could have a material impact on the Company's effective income tax rate for any period in which such resolution occurs. The Company has established a liability for unrecognized tax benefits that the Company believes is adequate in relation to the potential for additional assessments. Once established, the Company adjusts unrecognized tax benefits only when more information is available or when an event occurs necessitating a change.

It is reasonably possible that significant changes in the gross balance of unrecognized tax benefits may occur within the next 12 months. At this time, however, it is not possible to reasonably estimate the expected change to the total amount of unrecognized tax benefits and impact on the effective tax rate over the next 12 months.

The following are the major tax jurisdictions in which the Company and its affiliates operate and the earliest tax year subject to examination.

Jurisdiction	Tax Year
United States	1999
New York State and City	2007

Note 16 - Regulatory Requirements

MS&Co. is a registered broker-dealer and registered futures commission merchant and, accordingly, is subject to the minimum net capital requirements of the SEC, the CFTC and the Financial Industry Regulatory Authority ("FINRA"). Under these rules, MS&Co. is required to maintain minimum Net Capital, as defined under SEC Rule 15c3-1, of not less than the greater of 2% of aggregate debit items arising from customer transactions, plus excess margin collateral on reverse repurchase agreements or the CFTC rule stating the risk based requirement represents the sum of 8% of customer risk maintenance margin requirement and 8% of non customer risk maintenance margin requirement, as defined. FINRA may require a member firm to reduce its business if net capital is less than 4% of such aggregate debit items and may prohibit a firm from expanding its business if net capital is less than 5% of such aggregate debit items. At December 31, 2012, MS&Co.'s Net Capital was $7,820,289 which exceeded the minimum requirement by $6,453,184 and included excess Net Capital of $537,464 of MSSSI, a registered broker-dealer and a guaranteed subsidiary of MS&Co.

MS&Co. is required to hold tentative net capital in excess of $1,500 and Net Capital in excess of $500 in accordance with the market and credit risk standards of Appendix E of Rule 15c3-1. MS&Co. is also required to notify the SEC in the event that its tentative net capital is less than $5,000. At December 31, 2012, MS&Co. had tentative net capital in excess of the minimum and the notification requirements.

Advances to the Ultimate Parent and its affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the Net Capital rule of the SEC.

As of December 31, 2012, MS&Co. performed the computations for the assets in the proprietary accounts of its introducing brokers (commonly referred to as "PAIB") in accordance with the customer reserve computation set forth under SEC Rule 15c3-3 (Customer Protection).

As of December 31, 2012, MS&Co. met the criteria set forth under the SEC's Rule 11(a)(1)(G)(i), trading by members of Exchanges, Brokers and Dealers, and is therefore in compliance with the business mix requirements.

The Dodd-Frank Act requires the registration of "swap dealers" and "major swap participants" with the CFTC and "security-based swap dealers" and "major security-based swap participants" with the SEC (collectively, "Swaps Entities"). The Company registered with the CFTC as a swap dealer effective December 31, 2012.

Note 17 – Subsequent Events

The Company evaluates subsequent events through the date on which the consolidated statement of financial condition is issued. The Company did not note any subsequent events requiring disclosure or adjustment to the consolidated statement of financial condition.

******

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 26, 2013

Morgan Stanley & Co. LLC
1585 Broadway
New York, NY 10036

In planning and performing our audit of the consolidated financial statements of Morgan Stanley & Co. LLC and subsidiaries (the "Company") as of and for the year ended December 31, 2012 (on which we issued our report dated February 26, 2013, and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls

and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2012, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP